Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER
by and among
FIRST BRANDS GROUP, LLC,
PHX MERGER SUB, INC.,
and
HORIZON GLOBAL CORPORATION
dated as of
December 30, 2022

TABLE OF CONTENTS

i

ii

Annex I – Offer Conditions
Exhibit A – Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B – Form of Bylaws of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 30, 2022 (the “Agreement Date”), by and among First Brands Group, LLC, a limited liability company organized under the Laws of Delaware (“Parent”), PHX Merger Sub, Inc., a corporation organized under the Laws of Delaware and a wholly owned Subsidiary of Parent (“Merger Sub”, and together with Parent, the “Parent Parties”), on the one hand, and Horizon Global Corporation, a corporation organized under the Laws of Delaware (the “Company”), on the other hand. As the context of this Agreement so requires, each of the Company and each Parent Party may be referred to herein individually as a “Party” and collectively as the “Parties”. Certain capitalized terms used herein have the meanings ascribed thereto in Section 10.2.
RECITALS
WHEREAS, Parent desires to acquire the Company upon the terms and subject to the conditions set forth in this Agreement.
WHEREAS, in furtherance thereof, Parent has agreed to cause Merger Sub to commence a tender offer (as it may be extended or amended from time to time as permitted by this Agreement, the “Offer”) to purchase (a) any and all of the outstanding shares of Company Common Stock at a price of $1.75 per share of Company Common Stock (the “Common Stock Offer Price”), and (b) any and all of the outstanding shares of Series B Preferred Stock, par value $0.01 per share, of the Company (the “Company Preferred Stock,” and together with the Company Common Stock, the “Company Stock”), at a price equal to the Redemption Price of Company Preferred Stock calculated as of the Acceptance Time pursuant to the Preferred Stock Certificate of Designations (the “Preferred Stock Offer Price,” and the Common Stock Offer Price or the Preferred Stock Offer Price, as applicable, or any different amount per share paid for the Company Common Stock or the Company Preferred Stock, as applicable, pursuant to the Offer to the extent permitted by this Agreement, are referred to herein as the “Offer Price”), subject to any required withholding of Taxes, net to the seller in cash without interest, on the terms and subject to the conditions set forth in this Agreement.
WHEREAS, as soon as practicable following acceptance for payment of the shares of Company Stock pursuant to the Offer, upon the terms and conditions set forth herein and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, whereby each share of Company Common Stock as of the Effective Time (except as otherwise provided herein) not owned directly or indirectly by Parent, Merger Sub or the Company will be converted into the right to receive the Common Stock Offer Price, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Agreement, with the Merger to be effected pursuant to Section 251(h) of the DGCL.
WHEREAS, (a) the board of directors of the Company has (i) unanimously determined that it is in the best interests of the Company and its stockholders, and approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement, other than any financing by Parent or Merger Sub (collectively, the “Transactions”), (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations in this Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in this Agreement, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the Company Stockholders accept the Offer and tender their shares of Company Stock to Merger Sub pursuant to the Offer, and (b) the board of directors or similar governing bodies of each of the Parent Parties has authorized, adopted and approved this Agreement and the consummation of the Transactions.
WHEREAS, Merger Sub is a wholly owned Subsidiary of Parent, and Parent owns all of the issued and outstanding stock of Merger Sub.
WHEREAS, the Company on the one hand, and Parent Parties, on the other hand, desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the Transactions.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, upon the terms and subject to the conditions of this Agreement, the Parties agree as follows:
ARTICLE I
THE OFFER
Section 1.1    The Offer.
(a)Provided that this Agreement shall not have been terminated in accordance with Article VIII, and subject to the terms and conditions of this Agreement, as promptly as practicable, but in no event later than the tenth (10th) Business Day after the Agreement Date (subject to the Company having timely provided any information required to be provided by it pursuant to Section 1.2 and Section 1.3(e)), Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 promulgated by the SEC under the Exchange Act) the Offer to purchase all of the outstanding shares of Company Stock (other than shares of Company Common Stock to be cancelled pursuant to Section 2.7(b)), at a price per share of Company Stock equal to the applicable Offer Price, subject to any required withholding of Taxes, net to the seller in cash without interest, on the terms and subject to the conditions set forth in this Agreement.
(b)The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Company Stock validly tendered pursuant to the Offer are subject only to the satisfaction or waiver (to the extent permitted under this Agreement) of the conditions set forth in Annex I (as they may be amended in accordance with this Agreement, collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Tender Condition, and the other Offer Conditions. Parent and Merger Sub expressly reserve the right to (but are not required to) increase the Offer Price, waive any Offer Condition (other than the Minimum Tender Condition, which is non-waivable) or modify the terms of the Offer in their sole discretion; except that, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Merger Sub shall not (i) reduce the number of shares of Company Stock subject to the Offer, (ii) reduce the Offer Price, (iii) add to the Offer Conditions or change, modify or waive any Offer Condition in a manner adverse to any holder of Company Stock in its capacity as such, (iv) extend or otherwise change the Expiration Time (except as required or permitted by the provisions of Section 1.1(c)), or (v) change the form of consideration payable in the Offer.
(c)The initial expiration time of the Offer (the “Initial Expiration Time”) shall be one minute after 11:59 p.m. Eastern Time on the twentieth (20th) Business Day following the commencement of the Offer (determined using Rule 14d-1(g)(3) and 14d-2 under the Exchange Act), unless the Initial Expiration Time has been extended pursuant to, and in accordance with, the provisions of this Section 1.1(c) or as required by applicable Law or the interpretations of the SEC (the Initial Expiration Time or such later time and date on which the Initial Expiration Time has been extended pursuant to, and in accordance with this Agreement, the “Expiration Time”). Subject to the parties’ rights to terminate this Agreement pursuant to Article VIII and Merger Sub’s right to waive any Offer Condition (other than the Minimum Tender Condition), Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer from time to time (i) as required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, and (ii) if, as of the then-scheduled Expiration Time, any Offer Condition shall not have been satisfied or waived, at the request of the Company, Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer on one or more occasions in consecutive increments of up to five (5) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) each (or such longer period as the parties hereto may agree) until such time as each such condition shall have been satisfied or waived; provided, however, that (1) in no event shall Merger Sub be required to extend the Offer beyond the Outside Date or the valid termination of this Agreement in accordance with Article VIII, (2) if, at any otherwise scheduled Expiration Time, all of the Offer Conditions except for the Minimum Tender Condition shall have been satisfied or waived, Merger Sub shall in such situation be required to extend the Offer in consecutive increments of up to five (5) Business Days each but in no event more than twenty (20) Business Days in the aggregate (or such other period as the parties hereto may agree), (3) Merger Sub may extend the Offer for up to twenty (20) Business Days in order to determine whether the Offer Condition set forth in clause (c) of Annex I has been satisfied, and (4) if the Expiration Time is concurrent with or after a Notice Period, then Merger Sub shall extend the Offer if requested by the Company Board, or may extend the Offer at its election, in accordance with Section 5.2(f) for the number of Business Days provided therein. The Offer shall not be extended by Merger Sub except as specifically provided in this Section 1.1(c). The Offer may not be terminated prior to the Expiration Time (as such Expiration Time may be extended and re-extended in accordance with this Section 1.1(c)) unless this Agreement is validly terminated in accordance with Article VIII. In the event that this Agreement is terminated pursuant to Article VIII prior to any scheduled expiration thereof, Merger Sub shall (and Parent shall cause Merger Sub to) promptly (and in any event within one (1) Business Day after such termination), irrevocably and unconditionally terminate the Offer.
(d)On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall (and Parent shall cause Merger Sub to) promptly after the Expiration Time, accept for payment (the time of such acceptance, the “Acceptance Time”), and after the Acceptance Time pay for, all shares of Company Stock validly tendered and not validly withdrawn pursuant to the Offer. Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any shares of Company Stock that Merger Sub becomes obligated to purchase pursuant to the Offer or the Transactions. The Offer Price shall, subject to any required withholding of Taxes, be net to the seller in cash without interest, upon the terms and subject to the conditions of the Offer.
(e)If the Offer is terminated by Merger Sub, or this Agreement is terminated in accordance with Article VIII, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered shares of Company Stock to the registered holders thereof in accordance with the terms of the Offer and applicable Law.
Section 1.2    Offer Documents.
(a)As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO (together with all exhibits, amendments and supplements thereto, the “Schedule TO”) with respect to the Offer, which shall include or incorporate by reference the Offer to Purchase and a form of the related letter of transmittal (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of outstanding shares of Company Stock as and to the extent required by applicable federal securities Laws.
(b)The Company shall promptly furnish or otherwise make available to Parent, Merger Sub and Parent’s legal counsel all information concerning the Company, its Subsidiaries and the Company Stockholders that is reasonably requested by any of them so as to enable Parent and Merger Sub to comply with their obligations under Section 1.2(a). Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of Company Stock, in each case as and to the extent required by applicable federal securities Laws; provided, however, that no covenant is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Prior to the public disclosure of a Change in Recommendation in compliance with Section 5.2 or at any time thereafter that such Change in Recommendation is no longer in effect, Parent and Merger Sub shall be entitled to include the Company Recommendation in the Offer Documents. Notwithstanding any confidentiality obligation owed to the Company (including under the Confidentiality Agreement), Parent and Merger Sub may include in the Offer Documents any material nonpublic information concerning the Company to the extent required to comply with the requirements of the Exchange Act, including Rule 10b-5 promulgated thereunder. The Company hereby consents to the inclusion in the Offer Documents of a description of the Company Recommendation as it may be amended or modified, and until but not after it is withdrawn, in each case as permitted by this Agreement, and to the inclusion of a copy of the Schedule 14D-9 (as defined below) with the Offer Documents disseminated to the holders of the shares of Company Stock.
(c)The Company shall be given reasonable opportunity to review and comment upon the Offer Documents and any amendments and supplements thereto prior to filing such documents with the SEC or dissemination of such documents to the Company Stockholders, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments (that are provided in a timely manner) made by the Company. Parent and Merger Sub shall (i) provide the Company with a copy of any written comments or telephonic notification of any oral comments Parent or Merger Sub may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments (and shall give the Company prompt telephonic notice of any material discussions with the SEC staff), (ii) provide the Company a reasonable opportunity to review and comment upon the responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof, and (iii) give reasonable and good faith consideration to any comments that are provided in a timely manner by the Company on any such responses. Notwithstanding the foregoing, the Parent Parties shall have no obligations to the Company under this Section 1.2(c) if the Company shall have made a Change in Recommendation.
Section 1.3    Company Actions.
(a)The Company hereby approves of and consents to the Offer, the Merger and the other Transactions. The Company agrees that no shares of Company Stock held by the Company (other than any such shares held on behalf of third parties) will be tendered pursuant to the Offer.
(b)On the date the Offer Documents are filed with the SEC and immediately following such filing thereof, the Company shall file with the SEC a Tender Offer Solicitation/

Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all exhibits, amendments and supplements thereto, the “Schedule 14D-9”), including the Company Recommendation and a description thereof, reflecting that the Merger is governed by Section 251(h) of the DGCL and shall be consummated as soon as practicable following the Acceptance Time, and (following or contemporaneously with the initial dissemination of the Offer Documents to holders of shares of Company Stock to the extent required by applicable federal securities Laws) cause the Schedule 14D-9 and related documents to be disseminated to holders of Company Stock as and to the extent required by applicable Laws. The Schedule 14D-9 shall also contain the notice of appraisal required to be delivered by the Company under Section 262(d) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC. The Company shall set the record date for the Company Stockholders to receive such notice of appraisal as the same date as the Stockholder List Date and shall disseminate the Schedule 14D-9 including such notice of appraisal to the Company Stockholders to the extent required by Section 262(d) of the DGCL. Parent and Merger Sub shall furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9 or as otherwise reasonably requested by the Company so as to enable the Company to comply with its obligations under this Section 1.3(b). Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of shares of Company Stock, in each case as and to the extent required by applicable federal securities Laws; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9. Except with respect to any amendments filed after a Change in Recommendation (and while such Change in Recommendation remains in effect) or in connection with any disclosures made pursuant to and in compliance with Section 5.2, (i) Parent shall be given reasonable opportunity to review and comment upon the Schedule 14D-9 and any amendments and supplements thereto prior to filing such documents with the SEC or dissemination of such documents to the Company Stockholders, and the Company shall give reasonable and good faith consideration to any comments made by Parent or its legal counsel, and (ii) the Company shall (A) provide Parent and its legal counsel with a copy of any written comments or telephonic notification of any oral comments the Company may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments (and shall give Parent and its legal counsel prompt telephonic notice of any material discussions with the SEC staff), (B) provide Parent and its counsel a reasonable opportunity to review and comment upon the responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof, and (C) give reasonable and good faith consideration to any comments made that are provided in a timely manner by Parent or its legal counsel on any such responses.
(c)The Company covenants and agrees that none of the Schedule 14D-9 and any information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents shall, at the date it is first filed with the SEC or at the Acceptance Time or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and the Schedule 14D-9 will comply as to form in all material respects with the requirements of the Exchange Act; provided that no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Schedule 14D-9 to the extent based on information supplied by or on behalf of Parent or Merger Sub in connection with the preparation of the Schedule 14D-9 for inclusion or incorporation by reference therein.

(d)Each of Parent and Merger Sub covenants and agrees that none of the Offer Documents and any information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9 shall, at the date it is first filed with the SEC or at the Acceptance Time or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and the Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act; provided that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Offer Documents to the extent based on information supplied by or on behalf of the Company in connection with the preparation of the Offer Documents for inclusion or incorporation by reference therein.
(e)In connection with the Offer, the Company shall cause its transfer agent to furnish to Merger Sub or its designated agent promptly (and in any event within five (5) Business Days following the date hereof) with mailing labels containing the names and addresses of the record holders of shares of Company Stock as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Stock, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the holders of Company Stock. The date of the list used to determine the persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated is referred to as the “Stockholder List Date.” Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Merger Sub shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Transactions and, if this Agreement shall be terminated, shall, upon request, return to the Company or destroy all copies of such information then in their possession or control and promptly certify to the Company in writing that all such material shall have been returned or destroyed.

ARTICLE II
THE MERGER
Section 2.1    The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into the Company. As a result of the Merger, the separate existence of Merger Sub will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent, and the separate corporate existence of the Company, with all its properties, rights, privileges, immunities, powers, franchises and authority, shall continue unaffected by the Merger, except as set forth in this Article II. The Merger will have the effects provided in this Agreement and as specified in the DGCL.
Section 2.2    Closing. Unless this Agreement shall have been terminated in accordance with its terms, the consummation of the Merger (the “Closing”) will be held and conducted remotely by exchange of documents and signatures (or their electronically delivered counterparts and countersignatures) shall take place as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer (the “Offer Closing”), but in no event later than the date of, and immediately following, the Acceptance Time, or at such other date and time to be specified in writing by the Parties (the date on which the Closing actually occurs, the “Closing Date”).
Section 2.3    Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company and Parent will cause the Merger to be consummated and the Company and Merger Sub will file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger will become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).
Section 2.4    Effect of the Merger. The Merger will have the effects set forth in this Agreement and the relevant provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub will vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.
Section 2.5    Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the Company’s Amended Certificate of Incorporation (the “Certificate of Incorporation”) and the Company’s Amended and Restated Bylaws (the “Bylaws”), as in effect immediately prior to the Effective Time, will be amended and restated as of the Effective Time (a) in the case of the Certificate of Incorporation, to be in the form set forth in Exhibit A, and as so amended will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law, subject to Section 6.7 hereof, and (b) in the case of the Bylaws, to be in the form set forth in Exhibit B, and as so amended will be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law, subject to Section 6.7 hereof.
Section 2.6    Directors and Officers. The directors and officers of Merger Sub immediately prior to the Effective Time shall become the directors and officers of the Surviving Corporation immediately after the Effective Time, each to hold such office in accordance with the provisions of the Certificate of Incorporation and bylaws of the Surviving Corporation.
Section 2.7    Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent Parties, the Company or the holders of Shares or securities of the Company or Parent Parties:
(a)Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares to be cancelled pursuant to Section 2.7(b) and any Options or Share Units, which will each be treated as set forth in Section 2.9) (such Shares, the “Eligible Shares”) will be cancelled and extinguished and be converted into the right to receive an amount in cash equal to the Common Stock Offer Price with respect to the Company Common Stock, without interest (the “Merger Consideration”) upon surrender of either a certificate formerly representing such Share (a “Certificate”) or a book-entry Share (a “Book-Entry Share”) in the manner provided in Section 2.8. All such Eligible Shares, when so converted, will no longer be outstanding and will be automatically cancelled, retired and cease to exist. Upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.8, each holder of such Certificate or Book-Entry Share will cease to have any rights with respect to such Eligible Share, except the right to receive the Merger

Consideration in respect of each such Eligible Share represented by such Certificates or Book-Entry Shares in accordance with Section 2.8, without interest.
(b)Each (i) Share held in the treasury of the Company, (ii) Share owned by Parent, Merger Sub or the Company or any of their respective direct or indirect wholly owned Subsidiaries immediately before the Effective Time, and (iii) Dissenting Share (as defined in Section 2.11, (i)-(iii) collectively, the “Cancelled Shares”) will be cancelled and extinguished, and no payment or other consideration will be made with respect to such shares subject, in the case of Dissenting Shares, to the right of the holder thereof to receive any payment under Section 2.11. This Section 2.7(b) will not apply to Shares held in trust by the Company, any of the Parent Parties or any of their respective Subsidiaries or any Shares that are otherwise set aside from Shares held in the Company’s treasury pursuant to a Company Plan (as such term is defined Section 3.12(a)).
(c)Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately before the Effective Time will thereafter represent one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation and, thereafter, will constitute the only outstanding shares of capital stock of the Surviving Corporation.
Section 2.8    Payment; Surrender of Shares; Stock Transfer Books.
(a)Not less than four days prior to the Closing Date, Parent will select a bank or trust company (such bank or trust company to be subject to the prior approval of the Company, such approval not to be unreasonably withheld, conditioned or delayed) to act as agent (the “Depository Agent”) for the holders of shares of Company Stock to receive the Offer Price payable pursuant to Section 1.1(d) and to act as the payment agent for the holders of Eligible Shares and Warrantholders (collectively, “Eligible Securityholders”) in connection with the Merger (the “Paying Agent”) and to receive the Merger Consideration necessary to make the payments contemplated by Section 2.7(a), Section 2.8 and Section 2.9. The Paying Agent will also act as the agent for the Eligible Securityholders for the purpose of receiving and holding their Certificates or Book-Entry Shares but will acquire no rights or interests in Shares represented thereby. Parent shall enter into agreements reasonably acceptable to the Company with the Depository Agent and Paying Agent, respectively, relating to services to be performed by the Depository Agent in its capacity as Depository Agent and the Paying Agent in its capacity as Paying Agent, respectively.
(b)At the Closing, and concurrently with the Effective Time, Parent will deposit or cause to be deposited, in trust, with the Depository Agent cash sufficient to make the payment of the aggregate Offer Price payable pursuant to Section 1.1(d) and with the Paying Agent, in a separate account for the benefit of the Eligible Securityholders, for issuance in accordance with this Article II through the Paying Agent, cash in immediately available funds in an amount equal to the aggregate Merger Consideration to which such holders are entitled at the Effective Time pursuant to Section 2.7(a) (the amounts collectively deposited, the “Payment Fund”). With respect to any Dissenting Shares, Parent will be required to deposit or cause to be deposited with the Paying Agent funds sufficient to pay the aggregate Merger Consideration payable in respect of such Dissenting Shares if the holder thereof fails to perfect or effectively withdraws or losses its appraisal rights under the DGCL. As promptly as practicable following the Effective Time, Parent will cause the Paying Agent to pay, and the Paying Agent will pay, the Merger Consideration contemplated to be paid in respect of the Eligible Shares and Warrants pursuant to this Agreement out of the Payment Fund upon satisfaction by the Eligible Securityholders of their obligations pursuant to Section 2.8(d). Except as contemplated by this Section 2.8(a), the Payment Fund will not be used for any other purpose.

(c)
(i)As soon as reasonably practicable after the Effective Time, and in any event within two Business Days thereafter, Parent will cause the Paying Agent to mail or otherwise provide to each (A) Warrantholder and (B) holder of record of Eligible Shares (1) a letter of transmittal (which, in the case of holders of Eligible Shares that were converted into the right to receive the Merger Consideration, will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.8(g)) to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and such letter of transmittal will be in customary form) and (2) with respect to Certificates, instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.8(g)) or, in the case of Book-Entry Shares, the surrender of such Book-Entry Shares via an “agent’s message” in customary form in exchange for the Merger Consideration. Each holder of record of one or more Certificates may thereafter surrender such Certificates to the Paying Agent under cover of the letter of transmittal, as agent for such holder. Each holder of one or more Book-Entry Shares may thereafter surrender such Book-Entry Shares upon delivery to the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request). Upon delivery of a valid letter of transmittal and, in the case of holders of record of a Certificate whose Shares were converted into the right to receive the Merger Consideration, the surrender of Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.8(g) or surrender of Book-Entry Shares, the Surviving Corporation will, subject to Section 2.8(e)), cause the Paying Agent to pay to each Eligible Securityholder immediately available funds in the form of a check or wire transfer (as specified in the applicable letter of transmittal) in the amount equal to the portion of the Merger Consideration that such holder has the right to receive pursuant to Section 2.7(a) in respect of the surrendered Shares represented by such Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.8(g)) or Book-Entry Shares. Until so surrendered, Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares representing Cancelled Shares) will represent solely the right to receive the aggregate Merger Consideration relating to the Shares represented by such Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.8(g)) or Book-Entry Shares.
(ii)The payment of Merger Consideration or any other amount under this Article II that is be made to a Person other than the Person in whose name the applicable surrendered Certificate is registered, is conditioned on (A) the Certificate so surrendered being properly endorsed or otherwise in proper form for transfer and (B) the Person requesting such payment having paid any transfer and other Taxes required by reason of such payment being made in a name other than that of the registered holder of such Certificate or having established to the satisfaction of the Paying Agent that such Tax has been paid or is not applicable. The payment of any transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees incurred by a holder of Shares in connection with the Merger, and the filing of any related Tax Returns and other documentation with respect to such Taxes and fees, will be the sole responsibility of such holder. With respect to Book-Entry Shares, delivery of the aggregate Merger Consideration will be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time; provided, however, that, notwithstanding the foregoing, in the event of a transfer of ownership of Book-Entry Shares that is not registered in the stock transfer books of the Company as of the Effective Time, the Paying Agent may make payment of the proper amount of aggregate Merger Consideration to such transferee if written instructions authorizing the transfer of the Book-Entry Shares are presented to the Paying Agent together with all documents required to evidence and effect such transfer and to evidence that any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of such Book-Entry Share have been paid or sufficient to establish to the satisfaction of the Paying Agent that such Tax is not applicable.
(d)The Merger Consideration paid upon the surrender for exchange of Eligible Shares and Warrants in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such Eligible Shares and Warrants. At the Effective Time, the stock transfer books of the Company will be closed immediately and there will not be any further registration of transfers on the stock transfer books of the Surviving Corporation of any shares of the Company’s capital stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates and Book-Entry Shares will cease to have any rights with respect to any Shares, except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Certificates (other than Certificates representing Cancelled Shares, except for Dissenting Shares which will be treated in accordance with Section 2.11) or Book-Entry Shares (other than Book-Entry Shares representing Cancelled Shares, except for Dissenting Shares which will be treated in accordance with Section 2.11) are presented to the Surviving Corporation, they will be cancelled and exchanged for Merger Consideration as provided in this Article II. No interest will accrue or be paid on any cash or other consideration payable pursuant to this Article II or otherwise upon the surrender of Certificates or Book-Entry Shares which immediately before the Effective Time represented the Shares.
(e)Any portion of the Payment Fund that remains undistributed to the former Eligible Securityholders after the date that is the 12-month anniversary of the Effective Time will, upon Parent’s demand to the Paying Agent, be delivered to Parent, and any such Eligible Securityholders who have not theretofore complied with this Article II will thereafter look only to Parent for payment of the Merger Consideration payable in respect of their Eligible Shares or Warrants, as appliable (subject to abandoned property, escheat or similar Laws), only as general creditors of Parent with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares, without any interest on such Merger Consideration. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent will be liable to any holder of Certificates or Book-Entry Shares for Merger Consideration delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law.
(f)Notwithstanding any provision in this Agreement to the contrary, each of the Surviving Corporation, Parent, the Company, Merger Sub and the Paying Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable under this Agreement to any holder of Shares, and from amounts payable pursuant to Section 2.9, such amounts as are required to be withheld or deducted under the Code or any other applicable provision of federal, state, local or foreign Tax Law with respect to the making of such payment. In the event that any Parent Party determines that it is required to so withhold or deduct any amounts, then the Parent Parties shall notify the Company in writing of such determination not less than ten days prior to the applicable payment date and the Parent Parties shall consider in good faith any forms or documentation provided by the Company, and otherwise cooperate on a reasonable basis, to reduce or eliminate such withholding or deduction. The Party that so withholds or deducts any amounts shall timely and properly remit such amounts to the applicable Governmental Entity in accordance with applicable Tax Law. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Shares or other securities in respect of which such deduction and withholding were made.

(g)If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, as the case may be, the posting by such Person of an indemnity agreement or, at the election of Parent or the Paying Agent, a bond in such customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, issue in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration with respect to the number of Shares formerly represented by such lost, stolen or destroyed Certificate as contemplated by this Article II.
(h)The Paying Agent will invest all cash included in the Payment Fund as directed by Parent; provided, however, that any investment of such cash will be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by the United States of America; in commercial paper obligations rated not less than two of P-1, A-1 or F1 or better by Moody’s Investors Service, Inc., Standard & Poor’s Corporation or Fitch’s Ratings, Inc., respectively, or investments in certificates of deposit, banker’s acceptances and time deposits and money market deposit accounts issued or offered by any commercial bank organized under the law of the United States of America or any state thereof which has (A) not less than two of the following short-term deposit ratings – P1 from Moody’s Investor Service, Inc., A1 from Standard & Poor’s Corporation, and F1 from Fitch Ratings, Inc. and (B) a combined capital and surplus and undivided profits of not less than $10,000,000,000 (based on the most recent financial statements of such bank that are then-publicly available) and, in any such case, no such instrument will have a maturity exceeding three months, provided further, that no such investment or loss thereon will affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments will become part of the Payment Fund, and any amounts in excess of the amounts payable hereunder will, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation pursuant to Section 2.8(f). To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent will promptly replace or restore the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments.
Section 2.9    Treatment of Company Stock Plans.
(a)Each option to purchase shares of Company Common Stock granted under a Company Stock Plan (an “Option”) that is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall be cancelled by virtue of the Merger and without any action on the part of the holder thereof and without any payment to the holder thereof.
(b)Each award of a right under any Company Stock Plan (other than awards of Options, the treatment of which is specified in Section 2.9(a)) entitling the holder thereof to shares of Company Common Stock or cash equal to or based on the value of Shares (a “Share Unit”) that is outstanding or payable as of the Effective Time shall be cancelled without any action on the part of the holder thereof in consideration for the right of the holder to receive from the Surviving Corporation the Merger Consideration, less any required withholding Taxes in respect of a number of shares of Company Common Stock determined as follows (clauses (i), (ii) and (iii), collectively, the “Share Unit Payment”) (i) in the case of Share Units subject to performance-based vesting conditions which have been notionally earned by an employee for measurement periods completed prior to the Effective Time but not yet settled, the number of shares of Company Common Stock, if any, determined based on actual achievement of the applicable performance goals for such measurement periods, (ii) in the case of Share Units subject to performance-based vesting conditions for a measurement period that has not commenced or is not complete as of the Effective Time (and which as a result have not been notionally earned by an employee prior to the Effective Time), the number of shares of Company Common Stock, if any, based on actual attainment of the performance goals applicable to such Share Units through the last day of the calendar month immediately preceding the calendar month in which the Closing occurs, as determined by the Compensation Committee of the Company Board as constituted immediately prior to the Closing, provided that the number of such Share Units determined shall be no less than the target number for any holder who has a “Qualifying Termination” under the Company’s Executive Severance/Change in Control Policy on the Closing Date, and (iii) in the case of Share Units not subject to performance-based vesting conditions, the total number of shares of Company Common Stock underlying such vested and unvested Share Units, to the extent not previously settled. As of the Effective Time each holder of a Share Unit will cease to have any rights with respect thereto, except the right to receive the Share Unit Payment, if any. The Share Unit Payment will be made promptly (and no later than 10 Business Days) following the Effective Time; provided, however, in the event that making such payment at such time would cause any additional Taxes to be payable pursuant to Section 409A of the Code with respect to a Share Unit, the payment will instead be made at the time specified in the applicable Company Stock Plan and related award or other applicable document that is in compliance with Section 409A of the Code.
(c)Prior to the Effective Time, the Company will take lawful actions as may be necessary (which include satisfying the requirements of Rule 16b-3(e) promulgated under the Exchange Act), without incurring any liability in connection therewith, to provide for and give effect to the transactions contemplated by this Section 2.9.
Section 2.10    Treatment of Warrants. Each Warrant that is unexpired, unexercised and outstanding immediately prior to the Effective Time, shall be deemed to be automatically exercised in exchange for Company Common Stock, in accordance with their respective terms, immediately prior to the Effective Time, and cancelled and converted automatically into (and thereafter represent) the right to receive an amount in cash, without interest, equal to (a) the product of (x) the excess, if any, of the Merger Consideration over the per share exercise price of such Warrant, multiplied by (y) the aggregate number of shares of Company Common Stock underlying such Warrant. For the avoidance of doubt, all Warrants having a per share exercise price equal to or greater than the Merger Consideration will be automatically cancelled without any consideration therefor at the Closing.
Section 2.11    Dissenters’ Rights. Shares of Company Common Stock that have not been voted for adoption of this Agreement and with respect to which appraisal has been properly demanded in accordance with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into the right to receive the Offer Price at or after the Effective Time unless and until the holder of such shares withdraws such demand for such appraisal (in accordance with Section 262(k) of the DGCL) or becomes ineligible for such appraisal, but rather the holders of Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares to the extent afforded by Section 262 of the DGCL). If a holder of Dissenting Shares withdraws such demand for appraisal (in accordance with Section 262(k) of the DGCL) or becomes ineligible for such appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, each of such holder’s Dissenting Shares will cease to be a Dissenting Share and will be converted as of the Effective Time into and represent the right to receive the Merger Consideration, without interest thereon. The Company shall give Parent prompt notice of any demands for appraisal, attempted withdrawals of such demands and any other instruments received by the Company relating to stockholders’ rights of appraisal, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable Law. The Company shall not, except with prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable Law, or waive any failure by any holder of Company Common Stock to timely deliver a written demand for appraisal or the taking of any other action by any such holder as may be necessary to perfect appraisal rights under the DGCL, or agree to do any of the foregoing.
Section 2.12    Adjustments. If, at any time during the Interim Period, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of the Company occurs as a result of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, will be appropriately adjusted, without duplication, to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided that (i) nothing in this Section 2.12 will be construed to permit the Company to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement and (ii) cash dividends and grants of equity compensation not prohibited by the terms hereof will not result in any adjustment to the Merger Consideration.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (a) as set forth in the disclosure letter that has been prepared by the Company and delivered to the Parent Parties in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that (i) disclosure of any item in any section of the Company Disclosure Letter will be deemed disclosed with respect to any other Section or subsection of this Agreement to the extent the relevance of such item to such other Section or subsection is reasonably apparent; provided that nothing in the Company Disclosure Letter is intended to or will broaden the scope of any representation or warranty of the Company made herein and (ii) no reference to or disclosure of any item or other matter in the Company Disclosure Letter will be construed as an admission or indication that (A) such item or other matter is material, (B) such item or other matter is required to be referred to or disclosed in the Company Disclosure Letter, or (C) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Company or any of its Subsidiaries is a party exists or has actually occurred), or (b) as disclosed or incorporated by reference in publicly available Company SEC Documents, filed with, or furnished to, as applicable, the SEC prior to the Agreement Date (but excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section thereof to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature (but including any such information that is factual in nature)), the Company represents and warrants to the Parent Parties as follows:
Section 3.1    Organization; Subsidiaries.
(a)Each of the Company and its Subsidiaries is a corporation, partnership or other entity duly organized and validly existing under the Laws of the jurisdiction of its incorporation or organization.

(b)Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified, licensed or in good standing would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.
(c)Section 3.1(c) of the Company Disclosure Letter sets forth the name and jurisdiction of incorporation or organization of each Subsidiary of the Company. None of the Company or any of its Subsidiaries owns any capital stock or other equity interests in any Person that is not a Subsidiary. Each Company’s Subsidiary (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its organization and (ii) has all requisite power and authority to carry on its respective business as it is currently conducted and to own, lease and operate its properties where such properties are now owned, leased or operated, except where the failure to be so duly qualified, licensed or in good standing would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.
(d)The outstanding shares of capital stock and other equity interests of each Company’s Subsidiary are validly issued, fully paid and non-assessable (if applicable to such Subsidiary), and all such shares or other equity interests are owned, directly or indirectly, by the Company free and clear of any and all Encumbrances and pre-emptive or similar rights. No shares of capital stock and other equity interests of each Company’s Subsidiary were issued in violation of any preemptive rights. There is no option, warrant, call, right or Contract to which any Company’s Subsidiary is bound requiring, and there are no securities of the Company or any Subsidiary outstanding that upon conversion, exercise or exchange would require, the issuance of any shares of capital stock or other equity interests of any Company’s Subsidiary or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity interests of any Company’s Subsidiary. No Company’s Subsidiary is party, or otherwise subject, to any voting trust, proxy or other Contract with respect to the voting, redemption, repurchase, sale, transfer or other disposition of the shares of capital stock or other equity interests of any Company’s Subsidiary. There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any shares of capital stock or other equity interests or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any Subsidiary.
(e)Prior to the Agreement Date, the Company has made available to Parent correct and complete copies of the Company’s and its material Subsidiaries’ certificates of incorporation and bylaws or comparable governing documents, each as amended to the Agreement Date (subject to the amendment to the Bylaws contemplated in Section 3.2(c)), and each as so provided is in full force and effect and neither the Company nor any of its Subsidiaries are in violation of any of the provisions of such documents, except, in the case of a Subsidiary, as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.
Section 3.2    Authorization; Validity of Agreement; Company Action.
(a)The Company has full corporate power and authority to execute and deliver this Agreement, and, assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the board of directors of the Company (the “Company Board”), and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this

Agreement and, assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, the performance of its obligations hereunder and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by the Parent Parties, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (the “General Enforceability Exceptions”).
(b)Assuming the Minimum Tender Condition is satisfied, no vote or consent of the holders of any class or series of the Company’s capital stock or other securities is required to authorize this Agreement or to consummate the Offer, the Merger and the other Transactions contemplated hereby.
(c)The Company Board at a meeting duly called and held has by unanimous vote (i) determined that this Agreement and the Transactions contemplated hereby are in the best interests of the Company and its stockholders, and approved and declared advisable this Agreement and the Transactions, (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations in this Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in this Agreement, (iii) recommended that the Company Stockholders accept the Offer and tender their shares of Company Stock pursuant to the Offer (collectively, the “Company Recommendation”), (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) adopted resolutions amending the Bylaws of the Company in the manner previously disclosed to Parent.
Section 3.3    Consents and Approvals; No Violations.
(a)The execution, delivery and performance of this Agreement by the Company, and the consummation of the Transactions, including the Merger, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any governmental, quasi-governmental or regulatory (including any stock exchange or other self-regulatory organizations) authority, agency, court, commission or other governmental body, whether supranational, foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof (each a “Governmental Entity”), except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (ii) the filings, permits, clearances, authorizations, consents, orders and approvals as may be required (A) under the Exchange Act of 1934, as amended (the “Exchange Act”), including Sections 13 and 16 of the Exchange Act, or the Securities Act, (B) pursuant to the Securities Act to deregister the Company’s securities that are registered under the Exchange Act, (C) pursuant to the rules and regulations of the New York Stock Exchange (“NYSE”), (D) by the SEC, and (E) any applicable Antitrust Laws and FDI Laws, (iii) under the Takeover Statutes and state securities and “blue sky” laws, and (iv) such other filings, permits, clearances, authorizations, consents, orders, approvals, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair the ability of the Company or to consummate the Transactions by the Outside Date.
(b)Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Certificate of Incorporation or its Bylaws or any of the similar organizational documents of any of its Subsidiaries or (ii) assuming that the consents, approvals, filings, declarations and registrations referred to in Section 3.3(a) are duly obtained or made, (A) violate any Order or Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, or any permit or similar authorization held by the Company or any of its Subsidiaries, except, in the case of clause (i) (with respect to any of the Company’s Subsidiaries), clause (ii)(A) and clause (ii)(B) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the Transactions by the Outside Date.
Section 3.4    Capitalization.
(a)The authorized capital stock of the Company consists of 100,000,000 shares of Company Preferred Stock and 400,000,000 shares of Company Common Stock. As of the close of business on December 28, 2022 (the “Company Measurement Date”), (i) 41,000 shares of Company Preferred Stock were issued and outstanding, (ii) 27,732,762 shares of Company Common Stock were issued and outstanding, (iii) 686,506 shares of Company Common Stock were held in the treasury of the Company, (iv) 4,600,302 shares of Company Common Stock were reserved for issuance under the Company Stock Plans in respect of future awards, (v) 9,678 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Options, (vi) 591,146 shares of Company Common Stock were reserved for issuance under restricted stock units under the Company Stock Plans, (vii) 854,395 shares of Company Common Stock were reserved for issuance under performance stock units under the Company Stock Plans assuming issuances of the target number of shares of Company Common Stock subject to such performance stock units, (viii) 1,708,790 shares of Company Common Stock were reserved for issuance under performance stock units under the Company Stock Plans assuming issuances of the maximum number of shares of Company Common Stock subject to such performance stock units, and (ix) 10,206,146 shares of Company Common Stock were reserved for issuance upon the exercise of the Warrants. Except for the Warrants and the Company Preferred Stock, as set forth in this Section 3.4(a) and for changes since the Company Measurement Date resulting from the exercise of Options outstanding as of such date, there are no (w) shares of capital stock or other equity interests or voting securities of the Company authorized, issued or outstanding, (x) existing options, warrants, calls, preemptive rights, subscription or other rights, agreements, arrangements or commitments of any character, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interests or voting security in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares of capital stock or other equity interests or voting securities, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, agreement, arrangement or commitment, (y) outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares, or the capital stock or other equity interests or voting securities of the Company or any of its Subsidiaries, or (z) issued or outstanding performance awards, units, rights to receive shares of Company Common Stock on a deferred basis, or rights to purchase or receive Company Common Stock or other equity interests or voting securities issued or granted by the

Company to any current or former director, officer, employee or consultant of the Company (the items referred to in clauses (w) through (z) of or with respect to any Person, collectively, “Rights”).
(b)All of the Shares are, and all shares of Company Common Stock which may be issued pursuant to the exercise of outstanding Options or the Warrants, or with respect to Share Units will be, when issued in accordance with the terms of the Options, the Warrants or the Share Units, duly authorized, validly issued, fully paid and non-assessable.
(c)The Company and its Subsidiaries do not have outstanding any bonds, debentures, notes or other similar obligations, in each case, that are linked to, or the value of which is in any way based upon or derived from, the value of the Company, any of its Subsidiaries or any part thereof, or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any of its Subsidiaries on any matter. No Subsidiary of the Company owns any Shares.
(d)The Rights granted under any Company Stock Plan were approved by the Company Board or a duly authorized committee or subcommittee thereof and were granted in compliance with all applicable Laws and the terms and conditions of the Company Stock Plan pursuant to which it was issued in all material respects.
(e)All of the outstanding shares of capital stock and other Rights of each of the Company’s Subsidiaries (other than non-wholly owned Subsidiaries, in which case only to the extent such shares of capital stock or other Rights of such Subsidiaries as set forth on Section 3.4(e) of the Company Disclosure Letter) are owned beneficially or of record by the Company, directly or indirectly, and all such shares and Rights have been duly authorized, validly issued and are fully paid and nonassessable, free and clear of any Encumbrances other than those restrictions on transfer imposed by applicable securities Laws. Section 3.4(e) of the Company Disclosure Letter sets forth as of the Agreement Date (x) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary and, to the Knowledge of the Company, the ownership interest of any other Person or Persons in each such Subsidiary and (y) the Company’s and its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities held for investment by the Company or any of its Subsidiaries and consisting of less than 5% of the outstanding capital stock or other equity interest of such Person.
(f)There are no voting trusts or other Contracts to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of the Company or any of its Subsidiaries.
(g)Section 3.4(g) of the Company Disclosure Letter contains a correct and complete list of the Rights outstanding as of the Agreement Date under the Company Stock Plans, including, where applicable, exercise price.
Section 3.5    SEC Reports and Financial Statements.
(a)The Company has filed with or furnished to the SEC, on a timely basis, all forms, reports, certificates, schedules, statements and other documents required to be filed or furnished by it since January 1, 2021 (the “Applicable Date”), under the Exchange Act or the Securities Act (collectively, together with any such form, report, schedule, statement or other document filed with or furnished to the SEC subsequent to the Agreement Date, including any amendments thereto, the “Company SEC Documents”). As of its respective date or, if amended prior to the Agreement Date, as of the date of the last such amendment, each Company SEC Document (i) did not, when filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Document or necessary in order to make the statements in such Company SEC Document, in light of the circumstances under which they were made, not misleading and (ii) complied, in all material respects, with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (“SOX”), as the case may be, and the applicable rules and regulations of the SEC under the Exchange Act, the Securities Act and SOX, as the case may be. None of the Company’s Subsidiaries is, or at any time since the Applicable Date, has been, required to file any forms, reports or other documents with the SEC.
(b)Each of the audited consolidated financial statements of the Company (including all notes thereto) included in the Company SEC Documents (the “Company Financial Statements”) (w) has been prepared from, and is in accordance with, the books and records of the Company and its consolidated Subsidiaries, (x) complies in all material respects with the applicable accounting standards and with the published rules and regulations of the SEC, the Exchange Act and the Securities Act with respect to such requirements, (y) has been prepared in accordance with the United States’ generally accepted accounting principles (“GAAP”) in all material respects, applied on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes to the Company Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and limitations on footnote disclosure as contemplated by Article X of Regulation S-X), and (z) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its Subsidiaries as of the date and for the periods referred to in the Company Financial Statements.
(c)Neither the Company nor any of the Company’s Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or effect of such arrangement is to avoid having any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries reflected or disclosed in the Company’s or such Subsidiary’s financial statements or other Company SEC Documents.
(d)Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX.
(e)The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the Agreement Date, to the Company’s auditors and the audit committee of the Company Board (y) any significant deficiencies or material weakness in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (z) any Fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, all of which information described in clauses (y) and (z) above has been disclosed to the Parent Parties prior to the Agreement Date. Since the Applicable Date, neither the Company nor its Subsidiaries has received any credible written (or to the Knowledge of the Company, oral) complaint, allegation, assertion or claim of any material improper activity regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or their respective internal accounting controls.
(f)Neither the Company nor any of its Subsidiaries are required by Law to make any filings or reports in respect of the Shares or other securities of the Company or any of its Subsidiaries with any Governmental Entity outside of the United States whose primary responsibility is for the regulation of securities, except for failures to make any such filings or reports that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(g)The information to be supplied by or on behalf of the Company for inclusion in the Schedule TO or the Offer Documents, on the date the Schedule TO is filed with the SEC and on the date the Offer Documents are first published, sent or given to holders of shares of Company Stock, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in any material respect, in light of the circumstances in which they shall be made.
Section 3.6    Absence of Certain Changes. Since September 30, 2022, except as otherwise required or contemplated by this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice. Since September 30, 2022, there has not been any Company Material Adverse Effect.
Section 3.7    No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent or otherwise that would be required to be reflected or reserved against on a consolidated statement of financial position of the Company and its consolidated Subsidiaries prepared in accordance with GAAP or disclosed in the notes thereto, except for (i) liabilities or obligations disclosed in the balance sheets included in the Company Financial Statements (or in the notes thereto) and publicly available prior to the Agreement Date, (ii) liabilities or obligations incurred in connection with the Transactions, (iii) liabilities or obligations incurred since September 30, 2022, and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8    Compliance with Laws and Orders.
(a)The Company and each of its Subsidiaries is and, since the Applicable Date, has been in compliance with, and has not been threatened to be charged with or given notice of any material violation of, and to the Knowledge of the Company, is not under investigation with respect to, any applicable Law or Order. The Company and its Subsidiaries hold all material governmental licenses, authorizations, certifications, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the “Company Permits”). The Company and each of its Subsidiaries is in compliance with the terms of the Company Permits in all material respects.
(b)None of the Company nor any of its Subsidiaries, any of its Affiliates or to the Knowledge of the Company any of their respective directors, officers, employees, or agents acting in such capacity and on behalf of the Company, is (i) a Person that is designated on, or is owned by a Person that is designated on any list of sanctioned parties maintained by the United States, Canada, the United Kingdom or the European Union, including the list of Specially Designated Nationals and Blocked Persons maintained by OFAC (a “Sanctioned Person”) or (ii) located or organized in a country or territory that is, or whose government is, the target of comprehensive sanctions imposed by the United States, Canada, the European Union or the United Kingdom (including Cuba, Iran, North Korea, Syria and the Crimean region of the Ukraine) (a “Sanctioned Jurisdiction”). Since the Applicable Date, neither the Company nor any of its Subsidiaries, any of its Affiliates or to the Knowledge of the Company, any of their respective directors, officers, employees, or agents acting in such capacity and on behalf of the Company, have participated or otherwise engaged, directly or indirectly, in any transaction or dealing with any such Sanctioned Person or in any such Sanctioned Jurisdiction in violation of any applicable Law or Order.
(c)Since the Applicable Date, none of the Company, any of its Subsidiaries or any of its Affiliates, or any of their respective directors, officers, employees or, to the Knowledge of the Company, agents acting in such capacity and on behalf of the Company, any of its Subsidiaries or any of its Affiliates, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) violated, directly or indirectly, any applicable money laundering or anti-terrorism Law or unlawfully directly or indirectly lent, contributed to or provided any funds to any Person for the purpose of financing the activities of any Sanctioned Person or Person located or organized in a Sanctioned Jurisdiction. Since the Applicable Date, the Company, its Subsidiaries and Affiliates and each of their respective directors, officers, employees, and, to the Knowledge of the Company, agents acting in such capacity have complied with: (i) all applicable anti-corruption and anti-bribery Laws with respect to the Company, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1 et seq.), the UK Bribery Act 2010 and any other applicable similar anticorruption Law; and (ii) all applicable International Trade Laws. The Company and its Subsidiaries and, to the Knowledge of the Company, its Affiliates have instituted and maintain policies and procedures designed to ensure compliance with any applicable anti-bribery, anti-corruption, anti-money laundering, anti-terrorism and International Trade Laws and conduct their business in material compliance with all applicable provisions thereof.
Section 3.9    Material Contracts.
(a)As of the Agreement Date, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following (except for this Agreement, any Company Plan and as set forth in Section 3.9 of the Company Disclosure Letter):

(i)any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;
(ii)any Contract (other than this Agreement, immaterial purchase orders entered into in the ordinary course of business, or agreements between the Company and any of its wholly owned Subsidiaries or between any of the Company’s wholly owned Subsidiaries), including any manufacturing, supply or distribution agreement, that resulted in the payment or delivery of cash or other consideration by or to the Company and/or any of its Subsidiaries in an amount in excess of $5,000,000 in the fiscal year ending December 31, 2021 or that would reasonably be expected to result in the payment or delivery of cash or other consideration by or to the Company and/or any of its Subsidiaries in an amount in excess of $5,000,000 in any 12-month period following December 31, 2021, in each case that cannot be cancelled by the Company or any such Subsidiary on less than 90 days’ notice without payment or penalty;
(iii)Contract providing for (or in the case of subclause (B) related to) the acquisition, disposition or exclusive license of assets or securities by or from any Persons or any business (or any Contract providing for an option, right of first refusal or offer or similar rights with respect to any of the foregoing) (A) entered into since the Applicable Date that involved the payment prior to the Agreement Date of consideration in excess of $10,000,000 in the aggregate with respect to such Contract or series of related Contracts, or (B) that contains (or would contain, in the case of an option, right of first refusal or offer or similar rights) ongoing representations, warranties, covenants, indemnities or other obligations (including “earn-out”, contingent value rights or other contingent payment or value obligations) or that would reasonably be expected to involve or may require the receipt or making of payments or the issuance of any securities of the Company or any of its Subsidiaries in excess of $10,000,000 in the fiscal year ended December 31, 2022 or any fiscal year thereafter;
(iv)Contract that is an indenture, credit agreement, loan agreement, security agreement, guarantee, bond or other Contract, in each case, evidencing Indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, in each case in excess of $3,000,000;
(v)settlement agreement or similar agreement with a Governmental Entity or Order to which the Company or any of its Subsidiaries is a party involving future performance by the Company or any of its Subsidiaries;
(vi)Contract (other than this Agreement) providing for indemnification (including any obligations to advance funds for expenses) of the current or former directors or officers of the Company or any of its Subsidiaries;
(vii)Contract that is a partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of a joint venture;
(viii)Contract that grants “most favored nation” status in respect of any matter that is reasonably likely to be material to the Company;
(ix)Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or their immediate family members, on the other hand (other than Contracts relating to a director’s or officer’s service as such with the Company or its Subsidiaries, including indemnification agreements);

(x)Contract, the ultimate contracting party of which is a Governmental Entity and that would reasonably be expected to involve payments to or from the Company or its Subsidiaries in an amount having an expected value in excess of $500,000 in the fiscal year ending December 31, 2022;
(xi)Contract pursuant to which (A) the Company or any of its Subsidiaries grants to any third party any material license, release, covenant not to sue or similar right with respect to any Owned Intellectual Property or (B) the Company or any of its Subsidiaries receives a license, release, covenant not to sue or similar right with respect to any material Intellectual Property owned by a third party, in each case of clause (A) and clause (B), other than Incidental IP Contracts;
(xii)Contract (A) restricting the payment of dividends or the making of distributions in respect of the capital stock of the Company or any of its Subsidiaries (B) prohibits the pledging of capital stock of the Company or any Subsidiary, prohibits the issuance of guarantees by the Company or any of its Subsidiaries or grants any rights of first refusal or right of first offer or similar right or that limits or proposes to limit the ability of the Company or any of its Subsidiaries or Affiliates to sell, transfer, pledge or otherwise dispose of any material businesses or product lines;
(xiii)Contract that contains covenants binding upon the Company or any of its Subsidiaries (A) that restrict the ability of the Company or any of its Subsidiaries to compete in any business or with any Person or in any geographic area or that would require the disposition of any material assets or line of business of the Company and its Subsidiaries or, in each case, after the Effective Time, Parent or its subsidiaries, (B) including “take or pay” requirements or similar provisions obligating a Person to obtain a minimum quantity of goods or services from another Person, except, in each case, any such Contract that may be canceled without payment or penalty to the Company or any of its subsidiaries upon ninety (90) days’ notice or less (C)  requiring the Company or any of its Subsidiaries to purchase or sell any material goods or services exclusively to or from another Person or that otherwise purports to limit either (x) the type of business in which the Company or its Subsidiaries may engage, (y) the manner or locations in which any of them may so engage in any business or (z) the rights of the Company or any of its Subsidiaries to make, sell or distribute any Company Products or services, in each case, in any material respect; or
(xiv)Contract containing a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets in each case with a value in excess of $10,000,000.
Any such Contract described in the foregoing clauses (i) – (xiv) is a “Material Contract”.
(b)A true and correct copy of each Material Contract has been made available to Parent prior to the Agreement Date (except with such redactions as may be clearly marked on such copy) and each Material Contract is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, subject to the General Enforceability Exceptions, and is in full force and effect in all material respects. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is (and, to the Knowledge of the Company, no other party is) in default under any Material Contract, (ii) the Company and its Subsidiaries have performed all obligations required to be performed by them to date under the Material Contracts and are not (with or without the lapse of time or the giving of notice, or both) in breach thereunder, and (iii) neither the Company nor any of its Subsidiaries has received any written notice of termination with respect to, and, to the Knowledge of the Company, no party has threatened in writing to terminate, any Material Contract.
Section 3.10    Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Offer Documents will, at the time such Offer Documents are filed with the SEC or at the time such Offer Documents are first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder and will not, at the time it is filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 3.10, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Schedule 14D-9 which were not supplied by or on behalf of the Company.
Section 3.11    Litigation.
(a)As of the Agreement Date, there are no Actions pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective assets or properties, any of their respective present or former officers, directors or employees in their capacities as such, that would reasonably be expected to, individually or in the aggregate, (i) prevent, materially delay or materially impair the ability of the Company to comply with its obligations under this Agreement or to consummate the Transactions or (ii) have a Company Material Adverse Effect.
(b)None of the Company nor any of its Subsidiaries is party to, is subject to or is in default under the provisions of any Order, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)As of the Agreement Date, there are no SEC inquiries or investigations or other inquiries or investigations by a Governmental Entity pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any executive officer of the Company.
Section 3.12    Employee Compensation and Benefit Plans; ERISA.
(a)As used herein, the term “Company Plan” means each material employee benefit plan (including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and each other material equity incentive, severance, change-in-control, termination, retention, fringe benefit, bonus, incentive, stock option, stock purchase, stock appreciation right, stock-based, savings, retirement, deferred compensation, health and welfare, or other benefit plan, agreement, program, policy or Contract, whether or not subject to ERISA, (i) under which any current or former employee, officer, manager, director, contractor or consultant of the Company or any of its Subsidiaries (“Covered Employees”) has any present or future right to compensation or benefits of any kind and (ii) which are entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries. Section 3.12 of the Company Disclosure Letter sets forth a complete and correct list of all Company Plans.

(b)With respect to each material Company Plan in effect as of the Agreement Date, the Company has, prior to the Agreement Date, made available to Parent, true, correct and complete copies of (1) all documents embodying such Company Plan, including all amendments thereto, (2) written descriptions of any Company Plans that are not set forth in a written document, (3) the most recent summary plan description for each applicable Company Plan, together with the summary or summaries of material modifications thereto, and (4) the most recent determination or opinion letter issued by the IRS with respect to any Company Plan intended to be qualified under Section 401(a) of the Code.
(c)Each Company Plan materially complies with all applicable Laws, including ERISA and the Code, and has been administered in all respects in accordance with its terms and all such applicable Laws.
(d)Each Company Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination or opinion letter to that effect from the IRS and, to the Knowledge of the Company, no event has occurred since the date of such determination or opinion that would reasonably be expected to adversely affect such determination.
(e)There have been no material prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to any of the Company Plans.
(f)During the previous six (6) years, neither the Company nor any member of its Controlled Group has maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to) a “defined benefit plan” (as defined in Section 3(35) of ERISA), a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” (as defined in Section 3(37) of ERISA or Section 414(f) of the Code) or a “multiple employer plan” (within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code).
(g)No material Actions are pending or, to the Knowledge of the Company, threatened with respect to any Company Plan (other than routine claims for benefits).
(h)Except as expressly provided in this Agreement, the execution of this Agreement and the consummation of the Transactions will not, either alone or in combination with another event, (i) accelerate the time of payment or vesting, or increase in benefits or the amount of compensation due to any Covered Employee, or result in any funding (through a grantor trust or otherwise) of compensation or benefits under any of the Company Plans, (ii) will result in the provision of any reimbursement of excise Taxes under Section 4999 of the Code or (iv) limit to the Company’s or any of its Subsidiaries’ ability to amend, modify or terminate, any Company Plan.
(i)The Rights with respect to the Options granted under a Company Stock Plan have exercise prices per share of Company Common Stock equal to or greater than the fair market value of a Share on the date of the grant.
(j)No amount, economic benefit or other entitlement that will be received (whether in cash or property or the vesting of property) as a result of any of the Transactions (other than any such amount, economic benefit or entitlement that is solely an obligation of Parent or one of its Subsidiaries or Affiliates and that is unrelated to any pre-existing obligation of the Company or one of its Subsidiaries) by any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) with respect to the Company or any of its Subsidiaries under any employment, severance or termination agreement, other compensation arrangement or Company Plan in effect as of the Closing Date would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).
(k)Each Company Plan established or maintained outside of the United States primarily for the benefit of any current or former director, officer or employee of the Company or any of its Subsidiaries residing outside the United States, if intended to qualify for special Tax treatment, materially meets all applicable requirements for such special Tax treatment, and if required by applicable Law to be funded, book-reserved or secured by an insurance policy, is so funded, book-reserved or secured, in material compliance with applicable Law.
Section 3.13    Labor Matters.
(a)Neither the Company nor any of its Subsidiaries the subject of any material Action that asserts that the Company or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization. There is no pending or, to the Knowledge of the Company, threatened, labor strike or lock-out or any material dispute, walk-out, work stoppage or slow-down involving the Company or any of its Subsidiaries, and there have been no such actions in the past five years. To the Knowledge of the Company, as of the Agreement Date there are no material organizing efforts with respect to the formation of a collective bargaining unit involving any current or former employee, officer or director of the Company or any of its Subsidiaries (collectively, “Employees”).
(b)The Company has made available to Parent prior to the Agreement Date correct and complete copies of all collective bargaining agreements or material labor agreements or other material Contracts with a labor union, works council or labor organization to which the Company or any of its Subsidiaries is party or by which any of them are otherwise bound (collectively, the “Company Labor Agreements”) as of the Agreement Date. The execution of this Agreement and consummation of the Merger and the other Transactions will not (i) entitle any third party (including any labor union, works council or labor organization) to any payments under any of the Company Labor Agreements or (ii) require consent of any labor union, works council or labor organization under any of the Company Labor Agreements, applicable Law or otherwise.
(c)The Company and each of its Subsidiaries is, and during the past three (3) years has been, in material compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), including, but not limited to, any Laws pertaining to payment wages and hours of work, overtime, collective bargaining, leaves of absence, plant closing notifications, employment statutes or regulations, workplace health and safety, the employment of foreign citizens, classification of employees and independent contractors, the collection and payment of withholding and/or social security Taxes, retaliation, information privacy and security, discrimination matters, including charges of unfair labor practices or harassment complaints. Neither the Company nor any of its Subsidiaries is delinquent in any payments to their respective employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Company or any of its Subsidiaries in any material respect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.
(d)None of the Company or any of its Subsidiaries has any material liability for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice) and freelancer/independent contractors.

(e)For the past three (3) years, to the Knowledge of the Company, no written allegations of sexual harassment or other sexual misconduct or race discrimination have been made against director, officer or any management level employee of the Company or any of its Subsidiaries. As of the Agreement Date there are no Actions or Company-internal investigations pending related to any allegations of sexual harassment other sexual misconduct or race discrimination by any director, officer or management level employee of the Company or any of its Subsidiaries. Since the Applicable Date, neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct or race discrimination by any director, officer or management level employee of the Company or any of its Subsidiaries.
Section 3.14    Properties.
(a)Section 3.14(a)(i) of the Company Disclosure Letter sets forth as of the Agreement Date a true, complete and accurate list of all Owned Real Property (including the identification of the fee owner, address or location and use within the businesses of the Company and its Subsidiaries) which is material to the business operations of the Company and each of its Subsidiaries. Section 3.14(a)(ii) of the Company Disclosure Letter sets forth a true, complete and accurate list of all Leases, including the respective parties to the Leases and the address or location of the subject Leased Real Property, in each case, that are material to the business operations of the Company and each of the Subsidiaries. True, complete and accurate copies of all Leases set forth on Section 3.14(a)(ii) of the Company Disclosure Letter have been made available to Parent prior to the Agreement Date.
(b)Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good fee simple title to all Owned Real Property and valid leasehold estates in all Leased Real Property free and clear of all Encumbrances, except Permitted Encumbrances. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has exclusive possession of each Owned Real Property and Leased Real Property, other than any use and occupancy rights granted to third-party owners, tenants or licensees pursuant to Contracts with respect to such real property entered in the ordinary course of business and consistent with past practice. Other than as listed in Section 3.14(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a lessor or grantor under any material lease or other instrument granting to any other Person any material right to the possession, lease, occupancy or enjoyment of any material Owned Real Property or material Leased Real Property.
(c)Each Lease is in full force and effect and is valid, binding and enforceable in accordance with its terms, subject to the General Enforceability Exceptions, and there is no material default under any lease for the Leased Real Property either by the Company or its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or its Subsidiaries thereunder.
(d)The Owned Real Property and, to the Knowledge of the Company, the Leased Real Property, is in material compliance with all applicable building, zoning, subdivision, health and safety and other Laws which are imposed by any Governmental Entity having jurisdiction over such real property, including The Americans with Disabilities Act of 1990, as amended, and all material insurance requirements affecting the Owned Real Property and the Leased Real Property (collectively, the “Real Property Laws”), and the current use or occupancy of the Leased Real Property or Owned Real Property by, or operation of the business of, the Company or any of its Subsidiaries thereon does not violate in any material respect any Real Property Laws. All facilities located on Owned Real Property and, to the Knowledge of the

Company, Leased Real Property, have received all material approvals of applicable Governmental Entities (including Company Permits) required in connection with the ownership or operation thereof and have been operated and maintained substantially in accordance with all applicable Laws, except as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the applicable parcel of Owned Real Property or Leased Real Property. Neither the Company nor any Subsidiary has received any written notice of violation of any Real Property Law and, to the Knowledge of the Company, there is no basis for the issuance of any such notice or the taking of any action for such violation. There is no pending or, to the Knowledge of the Company, anticipated change in any Real Property Law that will have a material adverse effect on the ownership, lease, use or occupancy of any Owned Real Property or Leased Real Property or any portion thereof in the continued operation of the Company’s and its Subsidiaries’ businesses as currently conducted.
(e)There are no pending or, to the Knowledge of the Company, threatened (i) condemnation or eminent domain proceedings that affect any Owned Real Property or Leased Real Property.
(f)Neither the Company nor any of the Company’s Subsidiaries has received, prior to the date hereof, any written notice from any insurance company that has issued a policy with respect to Owned Real Property or Leased Real Property requiring performance of any material structural or other repairs or alterations to any Owned Real Property or Leased Real Property.
Section 3.15    Intellectual Property.
(a)Section 3.15(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, an accurate and complete list of all Owned Intellectual Property (indicating for each, the applicable jurisdiction, registration number (if registered), application number, date issued (if issued) and date filed). The Company or one of the Company’s Subsidiaries owns all right, title and interest in and to, free and clear of all Encumbrances (other than Permitted Encumbrances), the Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company Owned Intellectual Property, together with the Intellectual Property validly licensed to the Company or any of the Company’s Subsidiaries or which the Company and its Subsidiaries otherwise have a right to use, collectively represents all material Intellectual Property used in or otherwise necessary to conduct the business of the Company and its Subsidiaries as presently conducted.
(b)Except as set forth in an Incidental IP Contract, the Company and its Subsidiaries own or have the right to use all material Intellectual Property and material IT Assets required to operate their businesses as presently operated in all material respects. All material Owned Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or Contract adversely affecting or that could reasonably be expected to materially, adversely affect the Company’s or its Subsidiaries’ use of, or their rights to, such Owned Intellectual Property.
(c)The Company and its Subsidiaries have used commercially reasonable business practices to preserve and maintain each item of Owned Intellectual Property that is registered with, or the subject of a pending application before, any Governmental Entity or Internet domain name registrar in full force and effect.
(d)To the Knowledge of the Company, the products and services of, and the operation of the Company’s and its Subsidiaries’ businesses as currently conducted do not violate, misappropriate or infringe upon the Intellectual Property of any other Person. During the past three years, neither the Company nor any of its Subsidiaries has received any written notice of any actual or threatened claims (including in the form of offers or invitations to license), and as of the Agreement Date, there are no pending Actions alleging a violation, misappropriation or infringement of the Intellectual Property rights of any other Person by the Company or any of its Subsidiaries or pertaining to or challenging the validity, scope or enforceability of any Owned Intellectual Property (other than ongoing patent and/or trademark prosecution), except for any such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(e)Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken reasonable measures to protect and maintain the confidentiality of all Trade Secrets that are owned or held by the Company and its Subsidiaries, as applicable, and (ii) to the Knowledge of the Company, since the Applicable Date, there has been no unauthorized disclosure by the Company or any of its Subsidiaries of any such Trade Secrets.
(f)To the Knowledge of the Company, the IT Assets owned, used or held for use by the Company and its Subsidiaries operate and perform in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their respective businesses, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not be material, the Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology.
Section 3.16    Data Privacy.
(a)Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have, and during the past two (2) years have had, data privacy and security practices with respect to Processing of Personal Information, data protection, Processing and security of payment card information, email, text message, or telephone communications and information security from employees, consumers or other individuals that comply, and during the past two (2) years have complied, in all material respects, with (i) contractual obligations to which the Company or any of its Subsidiaries are subject and (ii) applicable Data Protection Requirements. To the Knowledge of the Company, the execution, delivery and performance of this Agreement and the completion of the Transactions, including the Merger will not cause, constitute, or result in a breach or violation of applicable Data Protection Requirements.
(b)The Company and its Subsidiaries maintain commercially reasonable physical and electronic security measures to protect the Personal Information it Processes in a manner appropriate to the risks involved in the processing of the Personal Information, and designed to be compliant, in all material respects, with any contractual obligations to which the Company and its Subsidiaries are subject, and with applicable Data Protection Requirements to which the Company and its Subsidiaries are subject. The Company has in place commercially reasonable incident response and disaster recovery plans. To the Knowledge of the Company, during the past two (2) years, neither the Company or any of its Subsidiaries have suffered, and are not suffering, a Security Breach of Personal Information resulting in the requirement under applicable Data Protection Laws to notify any Governmental Entity or the individuals whose Personal Information were affected. During the past two (2) years, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any applicable Data Protection Laws, nor, to the Knowledge of the Company, has any Person initiated or pursued any Action relating to actual or alleged non-compliance by the Company or any of its Subsidiaries with respect to applicable Data Protection Laws.

(c)Each of the Company and the Company’s Subsidiaries has provided all requisite notices and obtained all required consents, and satisfied all other requirements (including notification to Governmental Entities), in each case, as required under Data Protection Requirements, for the Company’s and each of its Subsidiaries’ Processing (including international and onward transfer) of all Personal Data in connection with the conduct of the business of the Company and each of its Subsidiaries as presently conducted.
Section 3.17    Environmental Laws.
(a)Each of the Company and its Subsidiaries have for the past five (5) years materially complied with all applicable Environmental Laws, and possess and, for the past five (5) years, have complied with all applicable permits, licenses, registrations, and other authorizations required under such Environmental Laws to operate the businesses of the Company and its Subsidiaries as currently operated.
(b)There are no, and during the past five (5) years there have not been any, Materials of Environmental Concern at, on, in or under any property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or its Subsidiaries, or at any other location (including any property used for the treatment, storage, disposal or Release of Materials of Environmental Concern), in a condition or, under circumstances that have resulted in or are reasonably likely to result in liability of the Company or its Subsidiaries under any applicable Environmental Laws.
(c)During the past five (5) years, neither the Company or any of its Subsidiaries has received any written notification alleging that the Company or any Subsidiary is liable, claim or request for information, alleging liability pursuant to any applicable Environmental Law, concerning any release of, threatened release of, or exposure to, any Materials of Environmental Concern at any location except, with respect to any such notification, claim or request for information concerning any such release or threatened release, to the extent such matter has been fully resolved with the appropriate Governmental Entity or Person.
(d)Neither the Company nor any Subsidiary is subject to any Order by any Governmental Entity or any indemnity in favor of any third party relating to liability or obligations concerning any Environmental Laws. There are no Actions arising under Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company, and as of the Agreement Date, there are no investigations of the respective businesses of the Company or the Company’s Subsidiaries, the Owned Real Property or any Leased Real Property, pending or, to the Knowledge of the Company, threatened that would reasonably be expected to result in the Company or any of its Subsidiaries incurring any material liability under Environmental Laws or concerning Materials of Environmental Concern.
(e)No underground storage tanks or related piping are located on, under, or at any currently Owned Real Property or, to the Knowledge of the Company, Leased Real Property in a condition that would reasonably be expected to give rise to, result in, or serve as a basis for any material liability of the Company or any of its Subsidiaries under any Environmental Law and neither the Company nor any of its Subsidiaries has removed any storage tanks or related piping from any property.
(f)Neither the Company nor any of its Subsidiaries has assumed any liability or agreed to indemnify any Person in any material respect for any liability, in each case, relating to or arising from violations of Environmental Laws.
(g)Neither the Company nor any of its Subsidiaries has Released Materials of Environmental Concern in a manner that would reasonably be expected to result in the Company or any of its Subsidiaries incurring material liability under Environmental Laws and the operations of the Company and its Subsidiaries have not given rise to exposure of employees or any other Person to, or a Release of, Materials of Environmental Concern in excess of any applicable limits or standards under Environmental Laws.
(h)To the Knowledge of the Company, the Company has made available to Parent copies of all material environmental reports, compliance audits, health and safety audits and inspections, site assessments, notices of violation, written complaints or written claims relating to the Company, any of its Subsidiaries, the Owned Real Property, the Leased Real Property, and properties formerly owned, leased, or operated by the Company or its Subsidiaries, in each case which are in their possession or under their reasonable control and related to compliance with Environmental Laws.
(i)Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in Section 3.3, Section 3.6, Section 3.7 and this Section 3.17 constitute the sole representations and warranties in this Agreement with respect to Environmental Laws.
Section 3.18    Taxes.
(a)Each of the Company and each of its Subsidiaries has (i) duly and timely filed with the appropriate Governmental Entities all material Tax Returns that the Company or any of its Subsidiaries was required to file, and (ii) timely paid in full all material Taxes required to be paid by the Company or any of its Subsidiaries, except to the extent that such Taxes are being contested in good faith in appropriate proceedings and for which the Company or the appropriate Subsidiary of the Company has established adequate reserves in accordance with GAAP. All such Tax Returns are true, correct and complete in all material respects and were prepared in compliance with applicable Laws in all material respects.
(b)No federal, state, local or foreign audits, examinations, disputes, investigations, claims or other proceedings have been commenced and no written notification has been received by the Company or any Subsidiary that such an audit, examination, dispute, investigation, claim or other proceeding is pending or threatened with respect to any material amount of Taxes due from the Company or any of its Subsidiaries, or any material Tax Return of the Company or any of its Subsidiaries. Each assessed deficiency resulting from any audit or examination relating to a material amount of Taxes by any Governmental Entity has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any material amount of Taxes due and owing by the Company or any of its Subsidiaries.
(c)Neither the Company nor any of its Subsidiaries has requested or agreed to any extension or waiver of the statute of limitations applicable to any material Tax Return, or agreed to any extension of time with respect to an assessment or deficiency for a material amount of Taxes, which period (after giving effect to such extension or waiver) has not yet expired.
(d)The Company and each of its Subsidiaries has withheld and remitted all material amounts of Taxes required to have been withheld and remitted under applicable Law in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other party and has each complied in all material respects with all Tax information reporting provisions of all applicable Laws.
(e)There are no material Encumbrances for unpaid (or allegedly unpaid) Taxes on the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances.

(f)Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is or was the Company or any of its Subsidiaries) or (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.
(g)Since the Applicable Date, neither the Company nor any of its Subsidiaries has received a written claim by a Governmental Entity in a foreign jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
(h)The Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the collection of applicable sales, use, value-added, and similar Taxes required to be collected, and have remitted, or will remit on a timely basis, all material amounts of such Taxes to the appropriate Governmental Entity.
(i)Neither the Company nor any of its Subsidiaries have deferred the inclusion of any amounts in taxable income outside the ordinary course of business pursuant to IRS Revenue Procedure 2004-34, Treasury Regulations Section 1.451-5, Sections 451(c), 455, 456 or 460 of the Code or any corresponding or similar provision of Law (irrespective of whether or not such deferral is elective).
(j)The Company and its Subsidiaries are in compliance in all material respects with any Tax incentive, Tax rebate, Tax holiday or similar written arrangement or agreement with any Governmental Entity relating to Taxes to which the Company or a Subsidiary is a party.
(k)Neither the Company nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax indemnity agreement, Tax sharing agreement or similar Contract or arrangement with respect to Taxes, other than such an agreement or arrangement that is (i) a commercial agreement or arrangement the primary purpose of which does not relate to Taxes or (ii) solely between or among the Company and its Subsidiaries.
(l)Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.18 and, solely to the extent relating to Taxes, Section 3.12 constitute the sole representations and warranties in this Agreement with respect to Tax matters.
Section 3.19    Opinion of Financial Advisor. The Company Board has received the opinion of Lincoln International LLC, dated the Agreement Date, to the effect that, as of the Agreement Date and subject to the qualifications, assumptions and limitations set forth therein, the Merger Consideration to be received by the holders of Eligible Shares in the Offer and the Merger is fair, from a financial point of view, to such holders. A complete and executed copy thereof will be delivered to Parent promptly following the Agreement Date. It is agreed and understood that such opinion is for the information of the Company Board and may not be relied upon by Parent or Merger Sub.
Section 3.20    Brokers or Finders. Except for Jefferies LLC and Lincoln International LLC, no broker, investment banker or financial advisor or other Person serving in a similar capacity has been engaged with respect to the Transactions by the Company or its Subsidiaries or its officers or will otherwise be entitled to any broker’s commission, financial advisory fee or finder’s fee or any other such commission or similar fee from the Company or any of its Subsidiaries in connection with any of the Transactions.

Section 3.21    State Takeover Statutes. Assuming the representations and warranties in Section 4.4 are true and correct, the adoption and approval by the Company Board of this Agreement, the Merger and the other Transactions represent all the action necessary to render inapplicable to this Agreement, the Merger and the other Transactions, the provisions of Section 203 of the DGCL and any “moratorium”, a “fair price”, “control share acquisition” or similar anti-takeover provisions or similar Laws of any jurisdiction (the “Takeover Statutes”) or similar provisions contained in the governing documents of the Company and its Subsidiaries.
Section 3.22    Insurance. Section 3.22 of the Company Disclosure Letter sets forth a true, complete and accurate list of all material insurance policies maintained by or for the benefit of the Company or any of its Subsidiaries and surety bonds carried by or covering the Company and its Subsidiaries (collectively the “Insurance Policies”), indicating in each case the type of coverage, insurer, the expiration date of each policy and the principal amount of coverage. True and complete copies of all such Insurance Policies in existence on the date hereof have been made available to Parent. The Insurance Policies are in such amounts and cover such losses and risks as, is sufficient to comply with applicable Law as is customary in the industries in which the Company and its Subsidiaries operate and in the good faith judgment of senior management of the Company. Except as would not result in any material liability to the Company or any of its Subsidiaries, all Insurance Policies are in full force and effect, all Insurance Policies (or renewals or replacements thereof) shall remain in full force and effect at Closing and no Insurance Policy has been subject to any lapse in coverage. The Company and the Company’s Subsidiaries are current in all premiums or other payments due under the Insurance Policies, and the Company and its Subsidiaries have otherwise complied in all material respects with all of their obligations under each Insurance Policy, including with respect to notice. Neither the Company nor any of its Subsidiaries is in material breach or default of any such Insurance Policy, and neither the Company nor any of its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a material breach or default, or permit termination or modification, of any of the Insurance Policies. No written notice of refusal of coverage, cancellation, non-renewal, material premium increase, material change in coverage or termination (other than customary reservation of rights letters) has been received by the Company or any Subsidiary with respect to any of the Insurance Policies. There are no material claims pending under any of the Insurance Policies for which coverage has been denied by the applicable insurance carrier.
Section 3.23    Quality and Safety of Products.
(a)All products manufactured, sold or distributed by the Company or any Company’s Subsidiary (“Products”) have been in material conformity with all applicable contractual commitments, applicable Laws and all express and implied warranties, in each case, to the extent applicable. Neither the Company nor any of its Subsidiaries has any material liability (and, to the Knowledge of the Company, there is no reasonable basis for any present or future Action against the Company or any of its Subsidiaries giving rise to any such material liability) for replacement thereof or other damages in connection therewith. Neither the Company nor any of the Company’s Subsidiaries has been notified in writing of any material claims (and to the Knowledge of the Company no such claim has been threatened) for any extraordinary Product returns or warranty obligations relating to any of its Products. Neither the Company nor any of the Company’s Subsidiaries has or in the last two (2) years has had any material liability (and, to the Knowledge of the Company, there is no reasonable basis for any present or future Action against it giving rise to any such material liability) arising out of any injury to individuals or property as a result of the ownership, possession or use of any Products.
(b)During the two (2) year period ending on the Agreement Date, (i) there have been no recalls, market withdrawals or similar actions (“Recalls”), whether or not ordered by a Governmental Entity, with respect to any of the Products, and (ii) neither the Company nor any Company’s Subsidiary has: (A) voluntarily or involuntarily initiated, or caused to be initiated, any Recall of any Product or (B) received any written notice from any Governmental Entity in connection with a claim against the Company or any Subsidiary, in each case, related to any Recall of any Product.
(c)Neither the Company nor any of its Subsidiaries has, at any time during the two (2) year period ending on the date hereof, received any written notice from a Governmental Entity commencing, or threatening to initiate, an enforcement action to enjoin the production, sale or marketing of any Products.
Section 3.24    Customers and Suppliers.
(a)As of the Agreement Date, no Material Customer has: (i) terminated or adversely modified any material terms of the business such Material Customer conducts with the Company and its Subsidiaries or (ii) notified the Company or any of its Subsidiaries in writing of its intention to terminate or adversely modify any material terms of the business such Material Customer conducts with the Company and its Subsidiaries. As of the date hereof, there is no material dispute pending with any Material Customer, and none of the Company or any of its Subsidiaries has received any written notice of any such dispute.
(b)As of the date of this Agreement, no Material Supplier has: (i) terminated or adversely modified any material terms of the business such Material Supplier conducts with the Company and its Subsidiaries or (ii) notified the Company or any of its Subsidiaries in writing of its intention to terminate or adversely modify any material terms of the business such Material Supplier conducts with the Company and its Subsidiaries. As of the date hereof, there is no material dispute pending with any Material Supplier, and none of the Company or any of its Subsidiaries has received any written notice of any such dispute.
Section 3.25    Affiliate Transactions. As of the Agreement Date, there are no transactions, arrangements or Contracts between the Company and its Subsidiaries, on the one hand, and its Affiliates (other than its wholly owned Subsidiaries) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
Section 3.26    No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, none of the Company, any of its Subsidiaries or any other Person has made or is making any express or implied, at law or in equity, representation or warranty with respect to or on behalf the Company or any of its Affiliates, their businesses, operations, assets, liabilities, financial condition or results of operations or the accuracy or completeness of any information regarding the Company or its Affiliates or any other matter notwithstanding the delivery or disclosure to the Parent Parties, or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of its or their Representatives in expectation of, or in connection with, this Agreement or the Transactions or with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to the Parent Parties or any of their respective Representatives or Affiliates. The Company and its Affiliates hereby disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. Except for the representations and warranties made by the Parent Parties in Article IV, the Company hereby acknowledges and agrees that none of the Parent Parties, any of their Affiliates or any other Person has made or is making, any express or implied representation or warranty with respect to or on behalf of the Parent Parties or any of their Affiliates, and the Company hereby expressly disclaims reliance upon any representations or warranties with respect to or on behalf of the Parent Parties or any of their Affiliates, whether made by Parent Parties or any of their Subsidiaries or any of their respective Affiliates or Representatives, except for the representations and warranties made by the Parent Parties in Article IV.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES
Except as set forth in the corresponding sections or subsections of the letter in agreed form from the Parent Parties, dated the Agreement Date, addressed to the Company (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter will be deemed disclosure with respect to any other section or subsection of the Parent Disclosure Letter only to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), the Parent Parties each hereby represent and warrant, jointly and severally, to the Company as follows:
Section 4.1    Organization.
(a)Each of Parent and Merger Sub is a limited liability or corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted. Merger Sub is an indirect wholly owned Subsidiary of Parent.
(b)Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.
(c)Prior to the Agreement Date, the Parent Parties have made available to the Company correct and complete copies of each of Parent’s certificate of formation and Merger Sub’s certificate of incorporation and bylaws, each as amended to the Agreement Date, and each as so provided is in full force and effect and neither Parent nor Merger Sub are in violation of any of the provisions of such Person’s organizational documents.
Section 4.2    Authorization; Validity of Agreement; Necessary Action. Each of the Parent Parties has full corporate or other organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions (other than the adoption of this Agreement by the sole stockholder of Merger Sub, which will occur immediately after the execution and delivery of this Agreement). The execution, delivery and performance by the Parent Parties of this Agreement, and the consummation by each of the Transactions have been duly and validly authorized by the respective boards of directors of the Parent Parties and will be duly and validly authorized by the sole stockholder of Merger Sub, and no other corporate action on the part of any Parent Party is necessary to authorize the execution, delivery and performance by the Parent Parties of this Agreement and the consummation by each of them of the Transactions. This Agreement has been duly executed and delivered by the Parent Parties and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of each of the Parent Parties enforceable against each of them in accordance with its terms, subject to the General Enforceability Exceptions. No vote or approval of the holders of any class or series of Parent’s capital stock is required in connection with the execution, delivery or performance by the Parent Parties of their obligations hereunder or for the consummation of the Transactions.
Section 4.3    Consents and Approvals; No Violations.
(a)The execution, delivery and performance of this Agreement by the Company, and the consummation of the Transactions, including the Merger, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (ii) filings, permits, clearances, authorizations, consents, orders and approvals as may be required (A) under the Exchange Act, including Sections 13 and 16 of the Exchange Act, or the Securities Act, (B) pursuant to the rules and regulations of NYSE, (C) by the SEC, (D) under any applicable Antitrust Laws and FDI Laws, and (E) under the Takeover Statutes and state securities and “blue sky” Laws, and (iii) than such other filings, permits, clearances, authorizations, consents, orders, approvals, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially impair the ability of any Parent Party to consummate the Transactions by the Outside Date.
(b)Neither the execution and delivery of this Agreement by the Parent Parties nor the consummation by any Parent Party of the Transactions, nor compliance by any Parent Party with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the organizational documents of any Parent Party or of the Parent Parties’ respective Subsidiaries or (ii) assuming that the consents, approvals, filings, declarations and registrations referred to in Section 4.3(a) are duly obtained or made, (x) violate any Order or Law applicable to any of the Parent Parties, or any of the Parent Parties’ respective Subsidiaries or any of their respective properties or assets in a material respect, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of either Parent Party or any of the Parent Parties’ respective Subsidiaries under, any of the terms, conditions or provisions of any Contract to which any Parent Party, or any of the Parent Parties’ Subsidiaries, is a party, or by which they or any of their respective properties or assets may be bound, except, in the case of clause (i) (with respect to any of the Parent Parties’ respective Subsidiaries), clause (ii)(x) and clause (ii)(y) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially impair the ability of any Parent Party to consummate the Transactions by the Outside Date.
Section 4.4    Ownership of Company Stock. None of the Parent Parties or any of their respective Subsidiaries is, and at no time during the past three years has any Parent Party or any of their respective Subsidiaries been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL or in Article Sixteenth of the Company’s Restated Certificate of Incorporation. None of the Parent Parties or any of their respective Subsidiaries owns (directly or indirectly, beneficially or of record), or is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company (other than as contemplated by this Agreement).
Section 4.5    Information Supplied. None of the information supplied or to be supplied by any Parent Party for inclusion or incorporation by reference in the Schedule TO or the Offer Documents, on the date the Schedule TO is filed with the SEC and on the date the Offer

Documents are first published, sent or given to holders of shares of Company Stock, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in any material respect, in light of the circumstances in which they shall be made. Notwithstanding the foregoing provisions of this Section 4.5, no representation or warranty is made by any Parent Party with respect to information or statements made or incorporated by reference in the Schedule TO or the Offer Documents which were not supplied by or on behalf of a Parent Party.
Section 4.6    Availability of Funds. At the Closing, Parent will have, subject only to Closing and no other conditions or contingencies, sufficient funds available to it to pay, when required by this Agreement, the aggregate Merger Consideration pursuant to Section 2.8(b) and all other amounts payable by any of the Parent Parties under or as contemplated by this Agreement, together with any fees and expenses to be borne by a Parent Party in accordance with this Agreement. In no event shall the receipt by, or the availability of any funds or financing to, Parent, Merger Sub or any of their respective Affiliates or any other financing be a condition to obligations of Parent and Merger Sub to consummate the Transactions.
Section 4.7    No Prior Activities. Except for obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the Transactions, Merger Sub has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever.
Section 4.8    Litigation.
(a)As of the Agreement Date, there are no Actions pending or, to the Knowledge of Parent, threatened against a Parent Party, any of their respective Subsidiaries, any of their respective assets or properties, or any of their respective present or former officers, directors or employees in their capacities as such, that would reasonably be expected to, individually or in the aggregate, (i) prevent, materially delay or materially impair the ability of a Parent Party to comply with its obligations under this Agreement or to consummate the Transactions or (ii) have a Parent Material Adverse Effect.
(b)None of the Parent Parties nor any of their respective Subsidiaries is party to, is subject to or is in default under the provisions of any Order, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.9    Solvency. Assuming (i) the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions to the Parent Parties’ obligation to consummate the Merger and after giving effect to the Transactions and the payment of the aggregate Merger Consideration pursuant to the terms of this Agreement, (ii) any repayment or refinancing of borrowed money in connection with this Agreement, and (iii) the payment of all fees and expenses related to the foregoing provisions of this Section 4.9, each of the Parent Parties will be Solvent as of the Effective Time and immediately after the consummation of the Transactions and the payment of the aggregate Merger Consideration pursuant to the terms of this Agreement.
Section 4.10    No Vote of Parent Stockholders; No Voting Interest. Except for the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, no vote of the stockholders of the Parent Parties or the holders of any other securities of any of the Parent Parties is required by any applicable Law, the certificate of incorporation or bylaws, or equivalent organizational documents of the Parent Parties or such holders, in order for the Parent Parties to consummate the Transactions. Neither any of the Parent nor Merger Sub owns, directly or indirectly, any voting interest in any Person that would require an additional filing by the Company under the HSR Act in order to consummate the Merger and the other transactions contemplated by this Agreement.

Section 4.11    Brokers or Finders. No broker, investment banker or financial advisor or other Person serving in a similar capacity has been engaged with respect to the Transactions by a Parent Party or any of their respective Subsidiaries or officers or will otherwise be entitled to any broker’s commission, financial advisory fee or finder’s fee or any other such commission or similar fee from a Parent Party or any of their respective Subsidiaries in connection with any of the Transactions.
Section 4.12    No Other Representations or Warranties. Except for the representations and warranties made by the Parent Parties in this Article IV, none of the Parent Parties, any of their Affiliates or any other Person has made or is making any express or implied, at law or in equity, representation or warranty with respect to or on behalf of the Parent Parties or any of their Affiliates, their businesses, operations, assets, liabilities, financial condition or results of operations or the accuracy or completeness of any information regarding the Parent Parties or their Affiliates or any other matter notwithstanding the delivery or disclosure to the Company and its Subsidiaries, or any of their respective Representatives or Affiliates of any documentation or other information by the Parent Parties or any of their Affiliates or any of their respective Representatives in expectation of, or in connection with, this Agreement or the Transactions or with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Parent Parties or any of their respective Affiliates or the future business, operations or affairs of the Parent Parties or any of their respective Affiliates heretofore or hereafter delivered to or made available to the Company or its Subsidiaries or any of their respective Representatives or Affiliates. The Parent Parties and their Affiliates hereby disclaim any other representations or warranties, whether made by the Parent Parties or any of their respective Affiliates or Representatives. Except for the express representations and warranties made by the Company in ARTICLE III, the Parent Parties hereby acknowledge and agree that none of the Company, any of its Subsidiaries or any other Person has made or is making any express or implied representation or warranty with respect to or on behalf of the Company or any of its Affiliates, and the Parent Parties hereby expressly disclaim reliance upon any representations or warranties with respect to or on behalf of the Company or any of its Affiliates, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives, except for the representations and warranties made by the Company in ARTICLE III. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to the Parent Parties or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of its or their Representatives with respect to any one or more of the following, the Parent Parties hereby acknowledge and agree that neither the Company nor any other Person make, and the Parent Parties hereby expressly disclaim reliance upon, any express or implied representation or warranty with respect to or on behalf of the Company or any other Person with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to the Parent Parties or any of their respective Representatives or Affiliates.

ARTICLE V
COVENANTS
Section 5.1    Interim Operations of the Company and Parent.

(a)From the Agreement Date and until the Effective Time or the earlier termination of this Agreement in accordance with its terms (the “Interim Period”), except as (v) otherwise permitted by this Agreement, (w) set forth in the applicable subsection of Section 5.1 of the Company Disclosure Letter (it being agreed that disclosure of any item in any subsection of Section 5.1 of the Company Disclosure Letter will be deemed disclosure with respect to any other subsection of Section 5.1 of the Company Disclosure Letter to the extent that the relevance of such item to such subsection is reasonably apparent), (x) required by, or advisable (upon consultation with outside counsel to the Company) in order to comply with, applicable Law, (y) required to comply, or advisable in order to comply, with COVID-19, COVID-19 Measures or otherwise taken (or not taken) by the Company or any of its Subsidiaries reasonably and in good faith to respond to COVID-19 or COVID-19 Measures, or (z) expressly consented to in writing by Parent, the Company will, and will cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business and in compliance in all material respects with all applicable Laws, and will, and will cause each of its Subsidiaries to, use its commercially reasonable efforts to preserve intact its present business organization, keep available the services of its directors, officers and employees and consistent with prior practice maintain existing relations and goodwill with customers, distributors, lenders, partners, suppliers and others having material business associations with it or its Subsidiaries; provided, however, that (1) the failure to take any action prohibited by Section 5.1(b) will not be a breach by the Company or any of its Subsidiaries of the covenants and agreements set forth in this Section 5.1(a) and (2) no action taken by the Company or any of its Subsidiaries that is specifically addressed by the subclauses in Section 5.1(b) and taken in compliance with the provisions of such subclause will be deemed a breach by the Company or any of its Subsidiaries of the covenants and agreements set forth in this Section 5.1(a).
(b)Subject to the exceptions set forth in the foregoing clauses (v), (w), (x), (y) and (z) of Section 5.1(a), during the Interim Period, the Company will not and will cause its Subsidiaries not to:
(i)adopt, amend or propose changes to its Certificate of Incorporation, Bylaws or other comparable charter or organizational documents;
(ii)(A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for cash dividends paid (x) by any direct or indirect wholly owned Subsidiary to the Company (y) by a non-wholly owned Subsidiary of the Company, such payment to be made to the equity holders thereof in amounts equal in proportion to their respective proportionate equity holding in such Person, or (z) to any other direct or indirect wholly owned Subsidiary, in each case, consistent in all material respects with past practice) or enter into any Contract with respect to voting of its capital stock, (B) issue, sell, transfer, pledge, dispose of, grant, encumber or agree to issue, sell, transfer, pledge, dispose of, grant or encumber, any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other Rights of the Company or any of its Subsidiaries (other than the exercise of existing Warrants and the issuance of shares of the Company’s capital stock reserved for issuance on the Agreement Date and issued pursuant to the awards under the Company Stock Plans outstanding as of the Agreement Date or as would be permitted pursuant to Section 5.1(b)(iii)), (C) split, combine, subdivide or reclassify the Shares or any other outstanding capital stock of the Company or any of the Subsidiaries of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor, or (D) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company or any of its Subsidiaries, except for repurchases, redemptions or acquisitions required by the terms of its capital stock or any securities outstanding on the Agreement Date;
(iii)except as required pursuant to Contracts and Company Plans in effect prior to the Agreement Date, (A) pay, grant or provide any severance or termination payments or benefits to any member of the Company Board, executive or non-executive officer of the Company, consultant, or employee of the Company or any of its Subsidiaries; (B) materially increase the compensation, bonus or pension, welfare, or other benefits of, pay any bonus, incentive or retention payments to, or make any new equity awards to any Covered Employee, except for increases in base salary for employees who are not officers in the ordinary course of business consistent with past practice; (C) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of any compensation or benefits under any Company Plan; (D) forgive any loans to any Covered Employee; or (E) hire (other than to fill vacancies of positions that have been established as of the Agreement Date), or terminate without cause the employment of any executive officer or any employee with annual base compensation in excess of $250,000;
(iv)waive, release, settle or compromise any pending or threatened Action against the Company or any of its Subsidiaries, other than settlements or compromises of any Action in which the amount paid by or on behalf of the Company or any of its Subsidiaries (net of any available third party insurance proceeds) in settlement or compromise does not exceed $500,000; provided that such settlement or compromise does not include (A) any obligation that would impose any material restrictions on the business or operations of the Company or its Subsidiaries after the Effective Time or (B) any admission of wrongdoing or similar admission by the Company or any of its Subsidiaries that would be reasonably expected to negatively affect the Company or any of its Subsidiaries in a material respect beyond the making of any such payment;
(v)change any of the accounting methods, principles or practices used by it unless required by a change in GAAP or Law (including, for purposes of this Section 5.1(b)(v), any changes of SEC rules and regulations or Regulation S-X of the Exchange Act and, in each case, authoritative interpretations thereof) (except for any minor changes or modifications to such methods, principles or practices in the ordinary course of business);
(vi)(A) make (other than in the ordinary course of business) or change any material Tax election, (B) change the Company’s or any of its Subsidiaries’ method of accounting for Tax purposes, (C) file any material amended Tax Return, (D) settle, concede, compromise or abandon any claim or assessment for a material amount of Taxes, or (E) consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to a material amount of Taxes;
(vii)enter into any joint venture, partnership, participation or other similar arrangement;
(viii)acquire or agree to acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any business, division or Person;
(ix)sell, lease, license, abandon or dispose of any material assets of the Company or any of its Subsidiaries;

(x)pledge, encumber or grant any Encumbrance on any material assets of the Company or its Subsidiaries, other than Permitted Encumbrances and Encumbrances arising out of Indebtedness incurred pursuant to subsection (xii)(A) of this Section 5.1(b);
(xi)make any loans, capital contributions or advances to, or investments in, any other Person other than the Company or any of its Subsidiaries;
(xii)incur, assume or guarantee any new Indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, other than (A) any Indebtedness incurred under the Company’s existing credit facilities to finance working capital (including inventory), and (B) any Indebtedness among the Company and its Subsidiaries or among the Company’s Subsidiaries, in the ordinary course of business consistent with past practice;
(xiii)enter into, amend, terminate (other than extensions or renewals or expirations in accordance with their terms) or waive any material rights or obligations under, any Material Contract (or any Contract that would be a Material Contract if entered into on the date hereof), or Lease;
(xiv)enter into any new line of business outside its existing business as of the Agreement Date;
(xv)enter into any agreement that grants “most favored nation” status to any counterparty, or that limits by its terms in any material respect the ability of the Company or any of its Subsidiaries, or would (or would reasonably be expected to) limit the ability of Parent or any Subsidiary of Parent after the Effective Time, to compete in or conduct any line of business or compete with any Person in any geographic area or during any period;
(xvi)incur any material capital expenditures or any liabilities in respect thereof;
(xvii)merge or consolidate with any Person or adopt a plan of liquidation, dissolution or consolidation, restructuring or recapitalization;
(xviii)enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of shares of its capital stock except for any such transaction which is between the Company and any of its wholly owned Subsidiaries or between any such wholly owned Subsidiaries of the Company;
(xix)pay, satisfy, discharge, settle or compromise, or offer to pay, satisfy, discharge, settle or compromise, any Actions (including any stockholder litigation or dispute against the Company, any of its Subsidiaries or any of their officers or directors, whether relating to this Agreement, the Merger or otherwise), other than in the ordinary course of business consistent with past practice where the loss resulting from such payment, satisfaction, discharge, settlement or compromise (i) is reimbursed to the Company or any of its Subsidiaries by an insurance policy or (ii) involves payments by the Company not exceeding $50,000 individually or $250,000 in the aggregate;
(xx)cancel or terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect, any Insurance Policy, except for renewals in the ordinary course of business;

(xxi)take any action (or fail to take any action) that would reasonably be expected to materially and adversely impair or materially delay or impede the consummation of the Transactions; or
(xxii)authorize or agree to take or make any commitment to take any of the actions prohibited by this Section 5.1(b) or enter into any Contract with respect to any of the foregoing actions.
(c)During the Interim Period, the Parent Parties will not, and will cause their respective Subsidiaries and controlled Affiliates not to, (i) acquire any other Person or business or any material assets or properties of any other Person (whether by merger, tender offer, consolidation, purchase of property or otherwise) or (ii) make any material investment in any other Person or business either by purchase of stock or securities, contributions to capital, property transfers or purchase of assets or properties of any Person other than a wholly owned Subsidiary of Parent, except in each case of the foregoing clauses (i) or (ii) for acquisitions or investments that in each case would not reasonably be expected to materially impede, materially interfere with or materially delay the consummation of the Merger or the other Transactions, nor will Parent or Merger Sub authorize or agree to take or make any commitment to take any of the foregoing actions or enter into any Contract with respect to any of the foregoing actions; provided, that for the avoidance of doubt any acquisition or investment that would require any of the Transactions to require approval from or filing with any Antitrust Authority or under any FDI Law shall be deemed to materially delay the consummation of the Merger or the other Transactions.
(d)Nothing contained in this Agreement will give any Parent Party or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or the Company will be required with respect to any matter set forth in this Section 5.1 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of legal counsel, violate applicable Antitrust Law.
Section 5.2    No Solicitation by the Company.
(a)During the Interim Period, except as expressly permitted by this Section 5.2, the Company will not, and the Company will cause each of its Subsidiaries not to, and will instruct and use its reasonable best efforts to cause its and their respective officers and employees and other respective Representatives not to, directly or indirectly (i) solicit, initiate, knowingly encourage, knowingly induce, knowingly assist or knowingly facilitate any inquiries regarding, or the submission or announcement by any Person (other than Parent or its Affiliates) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Takeover Proposal (provided, however, that the Company, its Subsidiaries, and its and their Representatives may refer the Person making such proposal or offer to the provisions of this Section 5.2 and make inquiries of a Person making a Takeover Proposal (and its Representatives) to ascertain facts regarding such Takeover Proposal (including facts relating to the terms of such Takeover Proposal) for the purpose of the Company Board informing itself about such Takeover Proposal and the Person making it); (ii) furnish any information regarding the Company or any of its Subsidiaries to any Person (other than Parent or its Affiliates), or afford access to the Company’s or its Subsidiaries’, books, records or property for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal; (iii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person (other than Parent or its Affiliates) with respect to any Takeover Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Takeover Proposal (provided, however, that the Company and its Representatives may refer the Person making any such inquiry, proposal or offer to the provisions of this Section 5.2 and make inquiries of a Person making a Takeover Proposal (and its Representatives) to ascertain facts regarding such Takeover Proposal (including facts relating to the terms of such Takeover Proposal) for the purpose of the Company Board informing itself about such Takeover Proposal and the Person making it); (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Takeover Proposal; (v) adopt, approve or enter into any letter of intent, agreement in principle, memorandum of understanding, merger agreement, purchase agreement, or similar document, agreement, or commitment with respect to any Takeover Proposal (a “Company Acquisition Agreement”), other than an Acceptable Confidentiality Agreement, or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Transactions or breach its obligations under this Section 5.2; or (vi) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL, and the Company shall not resolve or agree to do any of the foregoing, except in the case of this clause (vi), to the extent any such action is taken in connection with a Change in Recommendation or termination of this Agreement permitted pursuant to this Agreement.
(b)Subject to the remainder of this Section 5.2, the Company will, and will cause its Subsidiaries to cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Person (other than Parent or its Affiliates), with respect to any Takeover Proposal. The Company also agrees that it will promptly request each Person (other than Parent) that has, prior to the date hereof, executed a confidentiality agreement in connection with its consideration of a Takeover Proposal to promptly return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries prior to the date hereof.
(c)Notwithstanding anything to the contrary contained in this Agreement, including Section 5.2(a), prior to, but not after, the Acceptance Time, the Company and its Representatives may, following execution of an Acceptable Confidentiality Agreement with such Person(s), engage or otherwise participate in discussions or negotiations with, and provide any information (provided that any such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with the time such information is provided to such Person or group) to, any Person or group of Persons (or its or their Representatives and financing sources) that has made a bona fide written Takeover Proposal after the Agreement Date that did not result from a material breach of Section 5.2(a) if prior to taking any such action, the Company Board or any duly constituted and authorized committee thereof determines in good faith, after consultation with financial advisors and legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law and that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal.
(d)During the Interim Period, the Company will inform Parent promptly (and in any event within 48 hours of (i) the Company (or any of its directors or officers) obtaining Knowledge thereof or (ii) within 48 hours of the Company obtaining Knowledge of such receipt by any other Representative) of its receipt of any inquiry, proposal or offer, any requests for information, or any requests for discussions or negotiations with the Company or any of its Representatives, in each case with respect to any Takeover Proposal or any offer or proposal that would reasonably be expected to lead to a Takeover Proposal (indicating the identity of the Person making the inquiry or proposal and the material terms of any such proposal) and thereafter will keep Parent reasonably informed of any material developments regarding any Takeover Proposal on a prompt basis (and in any event within 48 hours of any material development). In the event that any Person modifies its Takeover Proposal in any material respect (it being understood that any change in financial terms is deemed material), the Company will promptly notify Parent in writing (no later than 48 hours after receipt of such modification) of the fact that such Takeover Proposal has been modified and the terms of such modification. The Company agrees that it and its Subsidiaries will not enter into any confidentiality or other agreement with any Person on or after the Agreement Date which prohibits the Company from providing any information to Parent in accordance with Section 5.2(c) or this Section 5.2(d).
(e)Except as expressly permitted by Section 5.2(g), the Company Board will not (i) fail to include the Company Recommendation in the Schedule 14D-9, (ii) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (iii) fail to recommend against acceptance of any tender offer or exchange offer for the Shares that constitutes a Takeover Proposal within 10 Business Days after commencement of such offer, or (iv) adopt, approve or recommend to stockholders of the Company, or publicly propose to approve or recommend to stockholders of the Company a Takeover Proposal, or (v) after public announcement of a Takeover Proposal, fail to publicly affirm the Company Recommendation within ten (10) Business Days after a written request by Parent to do so (or, if earlier, by the close of business on the Business Day immediately preceding the scheduled date of the Acceptance Time) (the actions described in the foregoing clauses (i) – (v) being referred to as a “Change in Recommendation”).
(f)Notwithstanding anything in this Agreement to the contrary, including Section 5.2(e), prior to, but not after, the Acceptance Time, the Company Board may terminate this Agreement pursuant to Section 8.1(c) to enter into a definitive agreement with respect to such Superior Proposal (provided that if the Company terminates this Agreement, the Company pays the Company Termination Fee required to be paid pursuant to Section 8.2(b) prior to or substantially concurrently with such termination), if (i) an unsolicited bona fide written Takeover Proposal (that did not result from a material breach of Section 5.2(a)) is made and is not withdrawn, (ii) the Company Board has concluded in good faith (after consultation with financial advisors and legal counsel) that (x) a failure to take such action would reasonably be likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law, and (y) such Takeover Proposal constitutes a Superior Proposal, (iii) five Business Days have elapsed since the Company has given written notice to Parent advising Parent that the Company Board intends to terminate this Agreement and specifying in reasonable detail the reasons therefor, including the terms and conditions of such Superior Proposal (such five Business Day period, the “Notice Period”), (iv) during the Notice Period, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent to the extent Parent wishes to negotiate, to enable Parent to propose in writing an offer binding on Parent to effect revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, and (v) following the end of the Notice Period, the Company Board or any duly constituted and authorized committee thereof has considered in good faith any such binding offer from Parent, and has determined in good faith, after consultation with its financial advisors and legal counsel, that the Superior Proposal continues to constitute a Superior Proposal if the revisions proposed in such binding offer were to be given effect; provided, however, that (x) if, during the Notice Period, any material revisions are made to the Superior Proposal (it being understood that a material revision will include any change in the purchase price or form of consideration in such Superior Proposal), the Company Board will give a new written notice to Parent and will comply with the requirements of this Section 5.2(f) with respect to such new written notice (provided, that the Notice Period will be two Business Days instead of five Business Days). The Parties agree that if the applicable Notice Period ends on a date that is concurrent with, or later than, the date of the Expiration Time, at its election Merger Sub may, or at the written request of the Company Board, Merger Sub shall, extend the Offer until one (1) minute after 11:59 p.m. Eastern Time on the date that is the later of (x) two (2) Business Days following the last day of the applicable Notice Period or (y) the last day of the minimum period required by applicable Law, interpretation or position of the SEC or its staff or the NYSE or its staff for any such extension. The actions of the Company Board or any duly constituted and authorized committee thereof in making a determination that a Takeover Proposal constitutes a Superior Proposal and the Company’s authorizing and providing the notices to Parent required by this Section 5.2(f), will not in and of itself, constitute violation of this Section 5.2 or a termination of this Agreement.
(g)Prior to, but not after, the Acceptance Time, the Company Board may effect a Change in Recommendation solely in response to a material development, fact, change, event, effect, occurrence or circumstance that (i) was not known to or reasonably foreseeable, or, if known (or reasonably foreseeable), the consequences of which are not known or reasonably foreseeable, by the Company at the Agreement Date but becomes known to the Company Board after the Agreement Date and prior to the Acceptance Time, (ii) does not relate to (a) any Takeover Proposal (or any inquiry, offer or proposal that constitutes, or would reasonably be expected to lead to, a Takeover Proposal); (b) the fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the Agreement Date, or changes after the Agreement Date in the market price or trading volume of the Company Common Stock or the credit rating of the Company; or (c) any change in the composition of the Company Board (an “Intervening Event”); and (ii) prior to taking such action, (w) the Company Board has given Parent at least five Business Days’ (“IE Notice Period”) prior written notice of its intention to take such action, which notice describes the Intervening Event and the basis for such intended Change in Recommendation in reasonable detail, (x) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during the IE Notice Period (to the extent Parent wishes to negotiate) to enable Parent to propose in writing an offer binding on the Parent Parties to effect revisions to the terms of this Agreement and (y) at the end of the IE Notice Period, the Company Board or any duly constituted and authorized committee thereof has (a) considered in good faith any adjustments to the terms and conditions of this Agreement, proposed in good faith by Parent and other information provided by Parent in response to the Intervening Event notice delivered by the Company to Parent hereunder, in each case, that are offered in writing by Parent to the Company, no later than 11:59 p.m. Eastern Time on the last day of the IE Notice Period in a manner that would constitute a binding agreement between the Parties if accepted by the Company; (b) determined in good faith, based on the information then available and after consultation with its financial advisors and outside legal counsel (and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement, if any), that failure to make such Change in Recommendation due to the Intervening Event would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided that each time material modifications to the Intervening Event occur, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.2(g) with respect to such new written notice. The actions of the Company Board or any duly constituted and authorized committee thereof in making a determination that an Intervening Event necessitates a Change in Recommendation and the Company’s authorizing and providing the notices to Parent required by this Section 5.2(g), will not in and of itself, constitute a Change in Recommendation, a violation of this Section 5.2 or a termination of this Agreement.
(h)Notwithstanding any provisions thereof, nothing contained in this Section 5.2 or in Section 6.6 will prohibit the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to the Company’s stockholders if, in the Company Board’s determination in good faith after consultation with outside counsel, such disclosure is required under applicable Law, (ii) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, or (iii) directing any Person (or the Representative of that Person) that makes a Takeover Proposal to the provisions of this Section 5.2; provided, however, that if any such disclosure pursuant to the foregoing clause

(i) or (ii) does not reaffirm the Company Recommendation or has the effect of withdrawing (or qualifying or modifying in a manner materially adverse to Parent or Merger Sub) the Company Recommendation, it will be deemed to be a Change in Recommendation.
Section 5.3    Labor Matters. Prior to the Effective Time, the Company will make available to Parent a true and complete list of (i) all employees of the Company and the Subsidiaries as of the date hereof, setting forth for each employee: his or her name or anonymous identifier, employer, position or title, hire date, location, notice period (if applicable), whether full- or part-time, whether classified as exempt or non-exempt for wage and hour purposes (if applicable), holiday entitlement (including details of any carried over holiday), whether paid on a salary, hourly or commission basis, annual compensation, most recent annual bonus received and current annual bonus opportunity and (ii) all contractors and consultants currently providing services to the Company or any of its Subsidiaries as of the Agreement Date, setting forth for each contractor and consultant, his, her or its name or anonymous identifier, the date originally engaged by the Company or relevant Subsidiary, a description of services, including relevant time commitment, the aggregate amount of compensation (including all payments or benefits of any type) received from the Company or Subsidiary, the terms of compensation, location where services are carried out, and notice period to terminate services.

ARTICLE VI
ADDITIONAL AGREEMENTS
Section 6.1    Other Required SEC Filings.
(a)SEC Correspondence. The Parties will notify each other as promptly as practicable of the receipt of any comments, whether written or oral, from the SEC and of any request by the SEC for amendments or supplements to any Other Required Company Filing or any Other Required Parent Filing, or for additional information, and will supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to such filings. The Parties will use their respective reasonable best efforts to resolve all SEC comments, if any, with respect to the Offer, if any, as promptly as practicable after the receipt thereof.
(b)Other Required Company Filings. If the Company determines that it is required to file any document with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will use its reasonable best efforts to promptly prepare and file such Other Required Company Filing with the SEC. The Company will cause any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and the NYSE. Except in connection with a Change in Recommendation or thereafter, the Company may not file any Other Required Company Filing with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give good faith consideration to all reasonable and timely additions, deletions or changes suggested by Parent or its counsel.
(c)Other Required Parent Filings. If Parent or Merger Sub determines that it is required to file any document with the SEC as a result of the Merger pursuant to applicable Law (an “Other Required Parent Filing”), then Parent and Merger Sub will use their respective reasonable best efforts to promptly prepare and file such Other Required Parent Filing with the SEC. Parent and Merger Sub will cause any Other Required Parent Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Neither Parent nor Merger Sub may file any Other Required Parent Filing with the SEC without first providing the Company and its counsel a reasonable opportunity to review and comment thereon, and Parent will give good faith consideration to all reasonable and timely additions, deletions or changes suggested by the Company or its counsel.
Section 6.2    [Reserved].
Section 6.3    Reasonable Best Efforts.
(a)Upon the terms and subject to the provisions of this Agreement, each of the Parties will use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible, and prior to the Outside Date, the Transactions, including (i) the preparation and filing of all forms, registrations and notices required to be filed with any Governmental Entity to consummate the Transactions, (ii) the satisfaction of all of the conditions to consummating the Transactions, (iii) taking all actions necessary to obtain (and to cooperate with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any Governmental Entity (which actions will include furnishing all information required under applicable Antitrust Laws or applicable FDI Laws and in connection with approvals of or filings with any other Governmental Entity) required to be obtained or made by the Parties or any of their respective Subsidiaries or Affiliates to complete the Transactions or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Additionally, the Parties will use their reasonable best efforts to fulfill all conditions precedent to the Merger in the most expeditious manner possible and will not take any action after the Agreement Date that would reasonably be expected to, and actually does, materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity necessary to be obtained prior to Closing.
(b)The Parties will promptly consult with each other with respect to and, to the extent permitted by applicable Law, promptly provide each other any relevant information with respect to (and, in the case of correspondence, provide each other (or their counsel) copies of), and keep each other apprised of the status of, all filings made by such Party with any Governmental Entity or any other information supplied (except with respect to any disclosure or communication that relates to a Takeover Proposal or a Change in Recommendation), by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions; provided, however, that the Parties may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided under this Section 6.3 as “Antitrust Counsel Only Material.” Such materials designated “Antitrust Counsel Only Material” and the information contained therein will be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the Party that provided the materials or its legal counsel. Anything to the contrary contained in this Section 6.3 notwithstanding, materials provided pursuant to this Section 6.3 may be redacted (i) to remove references concerning the valuation of Parent, the Company and the Merger and other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns. Each Party will promptly inform the other Parties of any communication received by it from any Governmental Entity regarding any of the Transactions. If any Party or any Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such Party will use its reasonable best efforts to make, or cause to be made, promptly and, to the extent permitted by Law, after consultation with the other Parties and permitting counsel to the other Parties reasonable opportunity to review in advance, an appropriate response in compliance with such request. Each Party agrees that it will not participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the performance of its obligations pursuant to this Section 6.3 unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity, gives the other Party the opportunity to attend and participate. Notwithstanding anything to the contrary in this Section 6.3 or in any other provision of this Agreement, Parent will consult with the Company prior to taking any material substantive position in any written submissions or, to the extent practicable, discussions with any Governmental Entity.
(c)The Parties will use reasonable best efforts to file, as promptly as reasonably practicable, any filings and/or notifications under applicable Antitrust Laws or applicable FDI Laws, and in each case, if applicable, requesting early termination of any waiting period with respect to the Transactions, and to file as soon as practicable any other applicable notifications or other forms and documentation necessary to obtain any consents, clearances or approvals under or in connection with any applicable Antitrust Law or applicable FDI Laws or in connection with the approval or authorization of or filings with any Governmental Entity required to be obtained or made by the Parent Parties, the Company or any of their respective Affiliates in connection with the Transactions or the taking of any action contemplated by this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, the Parent Parties will, and will cause their controlled Affiliates to, take any and all actions required to obtain all required approvals under any applicable Antitrust Laws and FDI Laws, provided, that nothing in this Section 6.3 or elsewhere in this Agreement shall require the proposal, negotiation and acceptance of (i) any and all divestitures of businesses or assets, (ii) any agreement to hold any assets of the Company or any of the Subsidiaries of the Company separate, (iii) any agreement to license any portion of any business, (iv) any limitation to or modification of any businesses, services or operations, or (v) any other action that limits the Parent’s freedom of action, ownership or control with respect to, or ability to retain or hold, any of their businesses, assets, product lines, properties or services or, following the Closing, of the Company or any of its Subsidiaries.
Section 6.4    Notification of Certain Matters. Subject to applicable Law, the Company will give prompt notice to the Parent Parties, and the Parent Parties will give prompt notice to the Company of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be reasonably likely to cause any condition to the Merger to be unsatisfied and (b) any material failure of the Company or any Parent Party, as the case may be, or any Representative of the Company or Parent Party, as applicable, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.4 will not limit or otherwise affect the remedies available under this Agreement to the Party receiving such notice. The Company will promptly notify Parent of any written notice from any Person alleging that the consent of such Person in connection with a Material Contract is or may be required in connection with the Transactions.
Section 6.5    Access; Confidentiality. Subject to the Confidentiality Agreement and applicable Law relating to the sharing of information, the Company agrees to provide, and will cause its Subsidiaries to provide, Parent and its Representatives, from time to time during the Interim Period, reasonable access during normal business hours to (a) the Company’s and its Subsidiaries’ respective properties (but excluding for purposes of any invasive, soil sample or below ground testing), directors, officers, employees, books, Contracts, commitments, personnel and records and (b) such other information as Parent reasonably requests with respect to the Company and its Subsidiaries and their respective businesses, financial condition and operations, in each case, to the extent related for the consummation of the Transactions. Notwithstanding the foregoing, neither the Company nor its Subsidiaries will be required to provide the Parent Parties or their Representatives with access to or to disclose information (i) that would result in the disclosure of any Trade Secrets of the Company or any of its Subsidiaries or third parties, (ii) that would result in the disclosure of competitively sensitive sales or marketing information of third parties or violate any of the Company’s or its Subsidiaries’ obligations with respect to confidentiality that is subject to the terms of a confidentiality or other agreement with a third party, (ii) the disclosure of which would violate any Law, (iii) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of a loss of privilege to the disclosing Person, (iv) that would violate or prejudice the rights of such Person’s vendors, service providers, development or joint venture partners, (v) that is competitively sensitive to the Company or its Subsidiaries (provided that the Parties will attempt to establish a clean team process to share such materials in a commercially reasonable manner), or (vi) information that relates to (1) the negotiation of this Agreement, (2) the valuation of the Company in connection with this Agreement, the Transactions or any other financial or strategic alternatives considered by the Company Board, (3) any process the Company has conducted with any financial advisor or other communications with any Persons in connection therewith prior to the Agreement Date, or (4) the minutes of the meetings of the Company Board or any committee thereof discussing the Transactions or any similar transaction between the Company and any other Person (including any presentations or other materials prepared by or for the Company Board or any committee thereof, whether in connection with a specific meeting thereof or otherwise relating to such subject matter). Parent will use its reasonable best efforts to minimize any disruption to the businesses of the Company and its Subsidiaries that may result from the requests for access, data and information hereunder and the Company and its Subsidiaries will not be required to provide information in any format other than as then exists, or otherwise to manipulate or reconfigure any data regarding the Company’s or any of its Subsidiaries’ business, assets, financial performance or condition or operations. Parent will notify the Company promptly (and in any event no later than two calendar days) after discovery of a Security Breach occurring during the period commencing on the Agreement Date and ending at the Effective Time or the earlier termination of this Agreement in accordance with its terms affecting the information or data provided or disclosed to the Parent Parties or any of their respective Affiliates or Representatives pursuant to this Section 6.5. Prior to the Effective Time, the Parent Parties will not, and will cause their respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which the Company or any of its Subsidiaries has a business relationship regarding the business of the Company or this Agreement or the Transactions without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) (provided, that, for the avoidance of doubt, nothing in this Section 6.5 will be deemed to restrict Parent or its respective Representatives and Affiliates from contacting such parties solely in the context of pursuing its own business activities unrelated to the Transactions (operating in the ordinary course)). Notwithstanding anything contained in this Agreement to the contrary, (i) the Company will not be required to provide any access or make any disclosure pursuant to this Section 6.5 to the extent such access or information is reasonably pertinent to an Action where the Company or any of its Affiliates, on the one hand, and Parent, Merger Sub or any of their respective Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties and (ii) the Company may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law or as a result of COVID-19 or any COVID-19 Measures. No representation or warranty as to the accuracy of information provided pursuant to this Section 6.5 is made and the Parent Parties may not rely on the accuracy of such information except to the extent expressly set forth in the representations and warranties included in Article III. All information provided will be governed by the terms of the Confidentiality Agreement.
Section 6.6    Publicity. The initial press release regarding the Merger will be a joint press release in a form previously agreed to by Parent and the Company and issued promptly after the execution and delivery of this Agreement by the Parties. Thereafter neither the Company nor the Parent Parties will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transactions without the prior consultation of the other Party (with such consultation to include giving the other Party the opportunity to review and comment on such press release or other announcement), except (a) to the extent required by Law, (b) with respect to communications by the Company with any Company employees or (c) required by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, or as may be requested by a Governmental Entity; provided, however, that the Company will not be required by this Section 6.6 to provide any such review or comment to the Parent Parties in connection with the receipt and existence of, or public release with respect to, a Takeover Proposal or a Change in Recommendation and matters related thereto. Notwithstanding anything to the contrary set forth in this Agreement, a Party may, without consultation with, or the consent of the other Party, issue one or more press releases or public statements and respond to questions by the press, analysts, investors or those participating in investor calls or industry conferences, so long as such press releases, public statements or other statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.6 that are consistent with prior press releases issued or public statements made in compliance with this Section 6.6 or any communication plan or strategy previously agreed to by Parent and the Company. For the avoidance of doubt, nothing in this Section 6.6 will prevent Parent or the Company from issuing any press release or making any public statement in the ordinary course that does not relate specifically to this Agreement or the Transactions.
Section 6.7    Indemnification; Directors’ and Officers’ Insurance.
(a)From and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent will, and will cause the Surviving Corporation to, indemnify and hold harmless each present and former director or officer of the Company and each of its Subsidiaries, or any other Person that is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company, together with such person’s heirs, executors or administrators, (the “Indemnified Party”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) incurred in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnified Party was a director, officer, employee or agent of the Company or any of its Subsidiaries (including in connection with serving at the request of the Company or any such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person) or (ii) acts or omissions by such Indemnified Party in the Indemnified Party’s capacity as a director or officer of the Company or a Subsidiary of the Company or taken at the request of the Company or any of its Subsidiaries, in each case under (i) or (ii), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Merger or the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted or required by applicable Law or that the Company would have been required under its certificate of incorporation or bylaws in effect on the Agreement Date (and made available to the Parent Parties), to indemnify such Indemnified Party. In addition, from the Effective Time until six years from the Effective Time, Parent will, and will cause the Surviving Corporation to, advance any expenses (including reasonable fees and expenses of legal counsel) of any Indemnified Party under this Section 6.7 (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.7) as incurred to the fullest extent that the Company would have been required under its certificate of incorporation or bylaws, in each case, as in effect on the Agreement Date, if the individual to whom expenses are advanced provides an undertaking to repay such advances if it is determined that such person is not entitled to be indemnified pursuant to this Section 6.7(a).

(b)From and after the Effective Time, the Surviving Corporation will assume all obligations of the Company and any of its Subsidiaries in respect of rights of exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the Indemnified Parties as provided in the respective constituent documents of the Company or any of its Subsidiaries or in any written Contract described on the Company Disclosure Letter or filed as an exhibit to any document filed with the SEC; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made in accordance with the applicable provisions thereof will continue until the disposition of such Action or resolution of such claim. Without limiting the foregoing, Parent, from and after the Effective Time until six years from the Effective Time, will cause, unless otherwise required by Law, the certificate of incorporation and bylaws or similar organizational documents of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the Agreement Date in the Company’s constituent documents, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties.
(c)For a period of six years from the Effective Time, Parent will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries, or provide substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy” with reputable insurers, in each case of at least the same coverage and scope, and in amounts, and containing terms and conditions, that are no less favorable to such individuals than such policy in effect on the Agreement Date, with respect to matters arising on or before the Effective Time covering without limitation the Merger and the other transactions contemplated hereby; provided, however, that after the Effective Time, Parent will not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the Agreement Date in respect of the coverage required to be obtained pursuant hereto, but in such case will purchase as much coverage as reasonably practicable for such amount; and provided further, that if the Surviving Corporation purchases a “tail policy” and the same coverage costs on an annual basis more than 300% of such last annual premium, the Surviving Corporation will purchase the maximum amount of coverage that can be obtained for 300% of such last annual premium. The Company may prior to the Effective Time purchase a six-year prepaid “tail policy” on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Merger and the transactions contemplated hereby; provided, however, that the Company will not pay an aggregate amount for such policy in excess of 450% of the current aggregate annual premium paid by the Company for the existing policy, and the Company will reasonably consult with Parent regarding the purchase of such “tail policy” prior to the purchase of such “tail policy”. If such prepaid “tail policy” has been obtained by the Company, it will be deemed to satisfy all obligations to obtain insurance pursuant to this Section 6.7(c) and the Surviving Corporation will use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.
(d)The provisions of this Section 6.7 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each Indemnified Party, and his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company’s constituent documents, by Contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.7 may not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.7 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnified Party has consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.7 applies will be third party beneficiaries of this Section 6.7).
(e)In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.7.
Section 6.8    Parent and Company Compliance. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.
Section 6.9    Employee Matters.
(a)From the Effective Time until the first anniversary of the Closing Date or, if sooner, the date of termination of employment, Parent will provide, or will cause to be provided, to each employee of the Company or any of its Subsidiaries who was employed by the Company or its Subsidiary as of immediately prior to the Effective Time (the “Company Employees”) (i) base pay and short and long term incentive opportunities that are no less favorable than the base pay and short and long term incentive opportunities provided to each such Company Employee immediately before the Effective Time; (ii) health, welfare and retirement benefits that are no less favorable, in the aggregate, than either the health, welfare and retirement benefits provided to each such Company Employee immediately before the Effective Time or such benefits provided by Parent to its similarly situated employees, as determined by Parent, and (iii) severance benefits upon a termination without cause and subject to a release of claims that are no less favorable, in the aggregate, than the severance benefits provided to each such Company Employee immediately before the Effective Time.
(b)For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accruals under any defined benefit pension plan sponsored by Parent or its Subsidiaries (other than the Company and its Subsidiaries)) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee will be credited with his or her years of service with the Company and its Subsidiaries or predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit plan of the Company or its Subsidiaries in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Company Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Plan in which such Company Employee participated immediately before the consummation of the Transactions (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing welfare benefits to any Company Employee, Parent will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent will cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(c)Nothing in this Section 6.9 will (i) be treated as an amendment of, or undertaking to amend, any employee benefit plan or (ii) prohibit Parent or any of its Affiliates, including the Surviving Corporation, from amending or terminating any employee benefit plan or terminating the employment of any individual at any time and for any reason. The provisions of this Section 6.9 are solely for the benefit of the respective Parties and nothing in this Section 6.9, express or implied, will confer upon any Covered Employee, Company Employee, or any other Person (other than the Parties), any third party beneficiary or other rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.
Section 6.10    Financing Cooperation.
(a)Prior to the Closing Date, the Company shall use reasonable best efforts to provide, and to cause its Subsidiaries and Representatives, including legal, finance and accounting, to provide, to the Parent Parties, at Parent’s sole expense, all cooperation reasonably requested by Parent that is customary in connection with the arrangement of any debt or equity financing with respect to the Transactions (the “Financing”) or any replacement, amended, modified or alternative financing, in each case, to the extent such cooperation is customarily provided for financings of the type contemplated by the applicable commitment letter(s) obtained by Parent in connection with any such Financing (together with all exhibits, schedules and annexes thereto, and any fee letters related thereto, the “Financing Documents”) (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including using reasonable best efforts to:
(i)furnish the Parent Parties as promptly as practicable following Parent’s reasonable request and to the extent available and reasonably necessary for the Financing, (A) financial statements, financial data and other pertinent information regarding the Company and its Subsidiaries of the type required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act (excluding pro forma financial statements, pro forma adjustments and information relating specifically to the Financing) and (B) information relating to the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages (including customary confidential information, memoranda, offering circulars or prospectuses) regarding the business, operations and business plan or budget of the Company and its Subsidiaries) customary for the placement, arrangement, issuance and/or syndication of loans and/or debt securities as contemplated by the Financing Documents, to the extent reasonably requested by Parent to assist in preparation of customary offering or information documents or rating agency or lender or investor presentations relating to such placement, arrangement and/or syndication of loans and/or debt securities; provided that any memoranda or prospectuses need not be issued by the Company or any of its Affiliates;
(ii)cause the Company and its Subsidiaries’ management teams, with appropriate seniority and expertise, to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing, in each case, at reasonable times and locations to be mutually agreed (which may, at the sole election of the Company, be virtual or telephonic) and upon reasonable notice;
(iii)request the Company’s accountants provide comfort letters relating to the Company and its Subsidiaries in a form customary for financings similar to the Financing and reasonably requested by Parent;
(iv)assist Parent in its preparation of one or more credit agreements, note purchase agreements, indentures, purchase agreements, registration rights agreements, currency or interest hedging agreements, or other Contracts; provided that any such Contracts or amendments shall not take effect until Closing and no obligation of the Company or any of its Subsidiaries under any such Contracts or amendments shall be effective until the Effective Time;
(v) in connection with the Financing contemplated by the Financing Documents, provide customary authorization letters to the applicable sources of the Financing authorizing the distribution of information to prospective lenders;
(vi)assist the Parent Parties in obtaining any corporate credit and family ratings and, if applicable, facility ratings from any ratings agency relating to the Financing;
(vii)provide Parent and its financing sources at least three Business Days prior to the anticipated Closing all documentation and other information about the Company or any of its Subsidiaries required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent reasonably requested by Parent in writing at least 8 Business Days prior to the anticipated Closing; and
(viii)facilitate the consummation of the Financing, including cooperating with the Parent Parties to satisfy the conditions precedent to the Financing to the extent within the control of the Company, taking all corporate actions reasonably requested by Parent to permit the consummation of the Financing, and facilitating the pledging of collateral; provided that any corporate actions shall not take effect until Closing and no obligation of the Company or any of its Subsidiaries under any corporate actions shall be effective until the Effective Time.
(b)provided, however, that (w) none of the Company, any of its Affiliates or any their Representatives shall be required to provide, and the Parent Parties shall be solely responsible for, (1) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (2) any description of all or any component of the Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (3) projections, risk factors or other forward-looking statements relating to all or any component of the Financing, (4) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, and (5) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K under the Securities Act, (x) the Company or its Affiliates and their respective Representatives shall not be required to provide any information the disclosure of which is prohibited or restricted under Law or Contract or is legally privileged, (y) no obligation of the Company or any of its Subsidiaries under any Contract, certificate, document or instrument shall be effective until the Effective Time (other than customary authorization letters referred to in clause (v) above) and (z) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the

Effective Time. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. For the avoidance of doubt, Parent may, to most effectively access the financing markets, require the cooperation of the Company under this Section 6.10(b) at any time, and from time to time and on multiple occasions, between the date hereof and the Closing Date. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.10 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Affiliates and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith (other than historical information relating to the Company or its Subsidiaries). Notwithstanding anything to the contrary in this Agreement, the condition set forth in clause (e) of Annex I, as it applies to the Company’s obligations under this Section 6.10, shall be deemed satisfied unless a Willful Breach of the Company’s obligations under this Section 6.10 has occurred and such Willful Breach has been the primary cause of the Financing not being obtained.
Section 6.11    Merger Sub Approval. Immediately following the execution of this Agreement, Parent will cause the sole stockholder of Merger Sub to execute and deliver, in accordance with Sections 228 and 251 of the DGCL, a written consent adopting the plan of merger contained in this Agreement.
Section 6.12    Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, the Company Board or a duly authorized committee thereof will grant such approvals and will use reasonable best efforts to take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on the Transactions.
Section 6.13    Stockholder Litigation. In the event that any stockholder litigation related to this Agreement or the Transactions is brought, or, to the Knowledge of the Company, threatened, against the Company and/or the members of the Company Board prior to the Effective Time, the Company will (i) promptly notify Parent and keep Parent informed with respect to the status thereof and (ii) provide Parent with the opportunity to participate in (but not control) the defense or settlement of such litigation. The Company shall give Parent the right to review and comment on all filings or responses to be made by the Company in connection with such litigation, and the right to consult on any proposed settlement with respect to such litigation, and the Company shall in good faith take such comments into account. No such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
Section 6.14    Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NYSE to cause (a) the delisting of the Company Stock from NYSE as promptly as practicable after the Effective Time and (b) the deregistration of the Company Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

Section 6.15    Section 16 Matters. Promptly after the Agreement Date, the Company and the Company Board will take all such steps as may be required to cause any dispositions of shares of Company Stock (including derivative securities) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

ARTICLE VII
CONDITIONS
Section 7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger will be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by the Company and the Parent to the extent permitted by applicable Law:
(a)Completion of the Offer. Merger Sub shall have previously accepted for payment all shares of Company Stock validly tendered and not validly withdrawn pursuant to the Offer.
(b)Government Approvals. All filings with or permits, clearances, authorizations, consents, orders or approvals of or expirations of waiting periods under any applicable Antitrust Laws shall have been made, obtained or occurred.
(c)No Injunctions or Restraints. (i) There shall not have been issued by an Governmental Entity of competent jurisdiction, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order (“Restraint”) preventing consummation of the Merger and (ii) no Law shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger.
Section 7.2    Frustration of Closing Conditions. None of the Parent Parties nor the Company may rely on the failure of any condition set forth in Section 7.1 to be satisfied to excuse it from its obligation to effect the Merger if such failure was primarily caused by such Party’s breach of its obligations under this Agreement.

ARTICLE VIII
TERMINATION
Section 8.1    Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Merger may be abandoned at any time before the Acceptance Time:
(a)by mutual written consent of each Parent Party and the Company;
(b)by either Parent or the Company if:
(i)the Acceptance Time has not occurred on or before 11:59 p.m. Eastern Time on June 30, 2023 (the “Outside Date”);

(ii)any Restraint which is final and nonappealable has been issued or taken permanently restraining or otherwise prohibiting (or making illegal the) consummation of the Offer or the Merger such that the condition set forth in Section 7.1(b) cannot be satisfied; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) will not be available to any Party that has breached in any material respect its obligations under this Agreement (including Section 6.3) which breach was the primary cause of the issuance or taking of such Restraint; or
(iii)the Offer shall have expired pursuant to its terms (including any extensions thereof required or permitted pursuant to Section 1.1(c)) and the terms of this Agreement without Merger Sub having irrevocably accepted for payment the shares of Company Stock validly tendered and not properly withdrawn pursuant to the Offer in accordance with this Agreement solely as a result of the failure of the Minimum Tender Condition to be satisfied; provided, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to any Party seeking to terminate if the breach by such Party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its covenants, obligations or agreements under this Agreement has been a principal cause of or resulted in the non-satisfaction of the Minimum Tender Condition;
(c)by the Company:
(i)in order to concurrently enter into a Company Acquisition Agreement with respect to a Superior Proposal in accordance with Section 5.2(f); provided that the Company (A) has complied with its obligations in Section 5.2(f) in all material respects, (B) pays the Company Termination Fee to Parent pursuant to Section 8.2(b) prior to or concurrently with such termination, and (C) enters into, substantially concurrently with such termination, a Company Acquisition Agreement to consummate such Superior Proposal;
(ii)if there has been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of Parent, which breach or failure to be true, either individually or in the aggregate (A) would result in a Parent Material Adverse Effect and (B) which is not cured prior to the earlier of (1) the Outside Date and (2) 30 days following written notice of such breach to Parent; provided that (x) the Company has given Parent written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days prior to the Outside Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(c)(ii) and the basis for such termination and (y) the Company will not have the right to terminate this Agreement pursuant to this Section 8.1(c)(ii) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or
(iii)if (A) the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time; provided that each such condition is then capable of being satisfied at the Offer Closing) have been satisfied or waived at the Expiration Time, (B) Merger Sub shall have failed to consummate (as defined in the Section 251(h) of the DGCL) the Offer within two (2) Business Days following the Expiration Time, and (C) the Company has confirmed to Parent in writing that the Company is ready, willing and able to consummate the Offer Closing and the Closing on the date following such two (2) Business Day period.
(d)by Parent:

(i)if (A) the Company Board has made a Change in Recommendation, or (B) the Company shall have materially breached Section 5.2 and, in such case, such breach is not curable or such breach has not been cured within five (5) Business Days’ notice thereof by Parent to the Company; or
(ii)if there has been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of the Company which breach or failure to be true, either individually or in the aggregate (A) would result in a failure of any of the conditions set forth in paragraph (d) or (e) of Annex I to be satisfied, and (B) which is not cured prior to the earlier of (1) the Outside Date and (2) thirty (30) days following written notice to the Company; provided that (x) Parent has given the Company written notice, delivered at least thirty (30) days prior to such termination (or promptly, if such notice is given within thirty (30) days prior to the Outside Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(d)(ii) and the basis for such termination; and (y) Parent will not have the right to terminate this Agreement pursuant to this Section 8.1(d)(ii) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.
A terminating Party must provide written notice of termination to the other Parties specifying with reasonable particularity the reason for such termination. If more than one provision of this Section 8.1 is available to a terminating Party in connection with a termination, a terminating Party may rely on any and all available provisions in this Section 8.1 for any such termination.
Section 8.2    Effect of Termination.
(a)If this Agreement is terminated pursuant to Section 8.1, this Agreement will become void and of no effect with no liability on the part of any Party (or any stockholder, director, officer, employee or Representative of such Party); provided, however, that the provisions of Section 6.6, this Section 8.2, Article IX and Article X and the provisions of the Confidentiality Agreement will survive such termination; provided further, however, no Party will be relieved or released from liability for damages of any kind arising out of any (i) Willful Breach of any of its representations and warranties, covenants or other agreements contained in this Agreement or (ii) Fraud.
(b)If this Agreement is terminated (i) by Parent pursuant to the provisions of Section 8.1(d)(i), (ii) by the Company pursuant to the provisions of Section 8.1(c)(i), or (iii) by either Parent or the Company pursuant to the provisions of Section 8.1(b)(i) or Section 8.1(b)(iii), and in the case of any termination pursuant to this clause (iii), (A) prior to such termination any Person publicly announces a Takeover Proposal or a Takeover Proposal is otherwise made known to the Company Board (which prior to such termination has not been withdrawn at least three (3) Business Days prior to the date of such termination), and (B) at any time on or prior to the six-month anniversary of such termination the transactions contemplated by such Takeover Proposal are consummated (provided that solely for purposes of this Section 8.2(b)(iii)(B), the term “Takeover Proposal” has the meaning set forth in the definition of Takeover Proposal except that all references to 20% will be deemed references to 50%), then (in any of the foregoing clauses (i) – (iii)) the Company will pay Parent the Company Termination Fee in cash by wire transfer (to an account designated by Parent) in immediately available funds (x) in the case of clause (i) of this Section 8.2(b), within two Business Days after such termination, (y) in the case of clause (ii) of this Section 8.2(b), prior to or concurrently with such termination, and (z) in the case of clause (iii) of this Section 8.2(b), upon the earlier of the date of entry into the definitive agreement with respect to such Takeover Proposal and the consummation of the transactions contemplated by such Takeover Proposal. “Company Termination Fee” means a cash amount equal to $2,000,000. In no event will Parent be entitled to the Company Termination Fee on more than one occasion.

(c)The Company and the Parent Parties each acknowledge that the agreements contained in Section 8.2(b) are integral parts of the Transactions, and that, without these agreements, the Company and the Parent Parties would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 8.2(b), and, in order to obtain such payment, any Parent Party commences a claim, action, suit or other proceeding that results in a judgment against the Company, the Company will pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made plus 3%, together with reasonable legal fees and expenses incurred in connection with such claim, suit, proceeding or other action.
(d)Notwithstanding anything to the contrary in this Agreement (including Section 8.2(a)), Parent’s receipt of the Company Termination Fee from the Company will constitute liquidated damages, and from and after payment of such Company Termination Fee as described in Section 8.2(b), the Company will have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby.
(e)Notwithstanding anything to the contrary in this Agreement, the Company is entitled to contemporaneously seek both specific performance pursuant to Section 9.10 and the payment of monetary damages pursuant to the provisions of Section 8.2(a) as alternative remedies for a breach of this Agreement by the Parent Parties, provided, however, that the Company will not be entitled to receive both a grant of specific performance requiring consummation of the Transactions (pursuant to which the Merger actually occurs) pursuant to Section 9.10 and payment of monetary damages pursuant to Section 8.2(a). None of the Company, any of its Subsidiaries, holders of Shares or any of their Affiliates shall have any recourse against any Financing Source or the former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees of any Financing Source or any of their respective assets (collectively, the “Financing Source Parties”) for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement or the failure of the Merger to be consummated. Neither the Company nor any of its Affiliates shall assert in any Action, and each hereby irrevocably waives, any assertion or claim that the provisions of this Section 8.2(e) limiting the liability of the Parent Parties or any of their former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees for the matters described herein or the other provisions of this Section 8.2 are illegal, invalid or unenforceable in whole or in part. Under no circumstances will the Company be entitled to monetary damages from any Financing Source or Financing Source Party.

ARTICLE IX
MISCELLANEOUS
Section 9.1    Amendment and Waivers. Subject to applicable Law and the rules and regulations of NYSE, and in accordance with the immediately following sentence, this Agreement may be amended by the Parties at any time prior to the Closing Date, whether before or after adoption of this Agreement by the stockholders of the Company and Merger Sub. This Agreement may not be amended except by an instrument in writing signed by the Parties. At any time prior to the Effective Time, any Party may (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties of another Party contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable Law, waive compliance by another Party with any of the agreements or conditions contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. Notwithstanding the foregoing, no amendment, waiver or other modification shall be made to Section 8.2(e), this Section 9.1, Section 9.6, Section 9.8(b), Section 9.11 or Section 9.12 that is materially adverse to the Financing Source Parties without the consent of the Financing Source Parties, such consent not to be unreasonably withheld, delayed or conditioned.
Section 9.2    Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement will survive after the Effective Time. This Section 9.2 will not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.
Section 9.3    Expenses. All fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby are to be paid by the Party incurring such fees, costs and expenses.
Section 9.4    Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement must be in writing and will be deemed to have been duly given (a) when delivered, if delivered in person, (b) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery) or (c) on the date transmitted if sent by email (but only if confirmation of receipt of such e-mail is requested and received (not including email replies automatically generated by the recipient’s email system); provided that each notice Party will use commercially reasonable efforts to confirm receipt of any such email correspondence promptly upon receipt of such request), in each case, as follows (or to such other address as any Party provides by like notice to the other Parties):
(f)if to any Parent Party, to:

First Brands Group, LLC
127 Public Square, Suite 5300
Cleveland, OH 44114
Telephone No.: (216) 302 2590
Email: Steve.Graham@FirstBrandsGroup.com
Michael.Baker@FirstBrandsGroup.com
Attention: Stephen Graham
Michael Baker
with a copy to:
Paul Hastings LLP
200 Park Avenue
New York, NY 10166
Telephone No.: (212) 318-6000
Email: jonkellner@paulhastings.com
carlsanchez@paulhastings.com
josephswanson@paulhastings.com
Attention: Jonathan E. Kellner
Carl R. Sanchez
Joseph Swanson

(g)if to the Company, to:

Horizon Global Corporation
47912 Halyard Drive, Suite 100
Plymouth, Michigan 48170
Telephone No.: (734) 656-3000
Email:    preno@horizonglobal.com
Attention:     Legal Department
with a copy to:

Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114
Telephone No.:    (216) 586-7409
Email:     blstulberg@jonesday.com
Attention:     Benjamin L. Stulberg
Notwithstanding anything in this Agreement to the contrary, any notice given in accordance with the foregoing clauses (a) or (b) of this Section 9.4 will only be effective if a duplicate copy of such notice is also given by email in the method described in this Section 9.4.
Section 9.5    Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.
Section 9.6    Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement, and (b) except for the provisions in Section 6.7, (which provisions may be enforced directly by Indemnified Parties) Section 8.2 and Section 9.12, is not intended to and does not confer upon any Person other than the Parties and their permitted assigns any rights, benefits or remedies of any nature whatsoever, other than (i) the right of the holders of Shares of the Company to receive the Merger Consideration after the Closing (a claim with respect to which may not be made unless and until the Effective Time has occurred) and (ii) the right of the Company on behalf of its security holders to enforce the provisions of, and pursue damages in respect of breach of, this Agreement subject to and in accordance with the terms hereof. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties and may have been qualified by certain disclosures not reflected in the text of this Agreement. Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the Agreement Date or as of any other date.
Section 9.7    Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible and the Parties agree that the court making such determination will have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.
Section 9.8    Governing Law.
(a)This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided, however, that in any Action brought against any of the Financing Sources or Financing Source Parties in accordance with Section 9.8(b), the foregoing shall be governed by, and construed in accordance with, the laws of the State of New York. In addition, subject to Section 9.8(b), each of the Parties irrevocably agrees that any legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any court sitting of the State of Delaware in New Castle County) and any appellate court from any of such courts (in any case, the “Delaware Court”). Each of the Parties hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.8(a), (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the Action in such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Parties agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 9.4; provided that nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable Law.
(b)Notwithstanding anything to the contrary herein, each of the Parties agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources or Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing Documents or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and makes the agreements, waivers and consents set forth in Section 9.8(a) mutatis mutandis but with respect to the courts specified in this Section 9.8(b).
Section 9.9    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Any attempted assignment in violation of this Section 9.9 will be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.
Section 9.10    Specific Performance. The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and agree that each Party will be entitled to, in accordance with the provisions of this Agreement, an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and/or to enforce specifically the terms and provisions hereof in any court, in addition to any other remedy to which they are entitled at law or in equity. Except to the extent of any damages finally adjudicated to result from a Willful Breach of this Agreement by the Company, under no circumstances will Parent be entitled to monetary damages in excess of any amounts payable pursuant to Section 8.2(b). The Parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by any of the other Parties, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Parent Parties under this Agreement. The Parties further agree that (x) by seeking the remedies provided for in this Section 9.10, a Party will not waive in any respect its right to seek any other form of relief (including monetary damages) that may be available to a Party under this Agreement in the event that the remedies provided for in this Section 9.10 are not available or otherwise are not granted, or under the Confidentiality Agreement in the event that this Agreement has been terminated, and (y) nothing set forth in this Section 9.10 will require any Party to institute any proceeding for (or limit any Party’s right to institute any Action for) specific performance under this Section 9.10 prior or as a condition to exercising any termination right under Article VIII, nor will the commencement of any Action pursuant to this Section 9.10 or anything set forth in this Section 9.10 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies that may be available then or thereafter.
Section 9.11    WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (OR BETWEEN ANY OF THE PARTIES AND THE FINANCING SOURCES OR ANY OF THE FINANCING SOURCE PARTIES) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.
Section 9.12    Non-Recourse. This Agreement may only be enforced against, and any Action based upon a breach of this Agreement, may only be brought against, the Persons that are expressly named as parties hereto, and then only to the extent set forth herein. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by each such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Financing Source, Financing Source Party, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Parent or Merger Sub under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 9.12, nothing in this Section 9.12 shall in any way limit or modify Parent’s rights with respect to any claims for Fraud. No Financing Sources or Financing Source Parties shall have any liability (whether in contract or in tort, in law or in equity) for any obligations or liabilities arising under, in connection with or related to this Agreement or any other agreement executed in connection herewith or therewith (as the case may be) or any claim based on, in respect of, or by reason of this Agreement or such other agreement (as the case may be) or the transactions contemplated hereby or thereby or the negotiation or execution hereof or thereof, and each such Person waives and releases all such liabilities, claims and obligations against any Financing Source or Financing Source Party. The Financing Sources and Financing Source Parties are expressly intended as third party beneficiaries of this Section 9.12.

ARTICLE X
DEFINITIONS; INTERPRETATION
Section 10.1    Cross References. Each of the following terms is defined in the section set forth opposite such term.

Term	Section
Agreement	Preamble
Agreement Date	Preamble
Applicable Date	3.5(a)
Book-Entry Shares	2.7(a)
Bylaws	2.5
Cancelled Shares	2.7(b)
Certificate of Incorporation	1.5
Certificate Certificate of Merger	2.7(a) 1.2(a)
Change in Recommendation	5.2(e)
Closing	1.1(a)
Closing Date	1.1(a)
Common Stock Offer Price	Recitals
Company	Preamble
Company Acquisition Agreement	5.2(a)
Company Board	Recitals
Company Disclosure Letter	Article III
Company Employees	6.9
Company Financial Statements	3.5(a)
Company Labor Agreements	3.13(b)
Company Measurement Date	3.4(a)
Company Permits	3.8(a)
Company Plan	3.12
Company Preferred Stock	Recitals
Company Recommendation	3.2(c)
Company SEC Documents Company Termination Fee	3.5(a) 8.2(b)
Covered Employees	3.12(a)
Delaware Court Dissenting Shares	9.8 2.11
DGCL	Recitals
Effective Time	1.2(a)
Eligible Securityholders	2.8(a)
Eligible Shares	2.7(a)
Employees	3.13(a)

ERISA	3.12(a)
Exchange Act	3.3(a)
Financing	6.10(a)
Financing Documents	6.10(a)
Financing Source Parties	8.2(e)
GAAP	3.5(a)
General Enforceability Exceptions	3.2(a)
Governmental Entity	3.3(a)
HSR Act	3.3(a)
IE Notice Period	5.2(g)
Indemnified Party	6.7(a)
Interim Period	5.1(a)
Intervening Event	5.2(g)
Material Contract	3.9(a)(xiii)
Merger	Recitals
Merger Consideration	2.7(a)
Merger Sub	Preamble
New Plans	6.9(c)
NYSE	3.3(a)
Offer	Recitals
Offer Price	Recitals
Old Plans	6.9(b)
Option	2.9(a)
Option Cash Payment	2.9(a)
Outside Date	8.1(b)(i)
Parent Parent Board	Preamble Recitals
Parent Disclosure Letter	Article IV
Parent Parties	Preamble
Parties	Preamble
Party	Preamble
Paying Agent	Section 2.8(a)
Payment Fund	2.8(b)
Preferred Stock Offer Price	Recitals
Real Property Laws	3.14(d)
Restraint	7.1(b)
Rights	3.4(a)
Sanctioned Jurisdiction	3.8(b)
Sanctioned Person	3.8(b)
Share Unit	2.9(b)
SOX	3.5(a)

Share Unit Payment	2.9(b)
Surviving Corporation	Section 1.1
Takeover Statutes	3.21
Transactions	Recitals

Section 10.2    Certain Terms Defined. The following terms have the meanings set forth below for purposes of this Agreement:
“Acceptable Confidentiality Agreement” means any confidentiality agreement that contains customary confidentiality provisions and contains provisions no less restrictive of the Person counterparty to the Company thereto than those included in the Confidentiality Agreement (provided, however, that any such confidentiality agreement shall not be required to contain any standstill provisions).
“Action” means any civil, criminal, administrative or other similar proceeding, litigation, audit, arbitration, review, examination, inquiry, hearing, demand, claim, action, suit, proceeding or similar action (whether at Law or in equity) by or before any Governmental Entity.
“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.
“Antitrust Laws” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act or any other United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.
“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday, Sunday or a day on which banks in New York, New York, are authorized or obligated by Law or Order to close.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Common Stock” means the issued and outstanding shares of common stock, par value $0.01 per share, of the Company.
“Company Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, but will not include facts, circumstances, events, changes, effects or occurrences, either individually or in the aggregate, to the extent attributable to, arising out of, or resulting from:
(a)changes in general economic conditions, or changes in conditions in the global, international or regional economy generally;
(b)changes in Law or GAAP or the interpretation thereof after the Agreement Date;
(c)changes in conditions in financial markets, credit markets or capital markets, including (i) changes in interest rates or credit ratings; (ii) changes in exchange rates for the currencies of any country or (iii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(d)changes in general conditions in the industries in which the Company and its Subsidiary conduct business;
(e)any geopolitical conditions, the outbreak of hostilities, acts of war, sabotage, cyberterrorism (including by means of cyber-attack by or sponsored by a Governmental Entity), terrorism or military actions (including any continuation, escalation or general worsening of any such hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions);
(f)earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks (including COVID-19) or any COVID-19 Measures or other restrictions that relate to, or arise out of, any epidemic, pandemic or disease outbreak (including COVID-19) or material worsening of such conditions, and other force majeure events;
(g)the execution or performance of this Agreement or the announcement of this Agreement or consummation of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiary with its employees, suppliers, lessors, partners, vendors, customers, regulators, Governmental Entities or any other third-Person (other than compliance by the Company and its Subsidiaries with their obligations in Section 5.1(a)), provided, however, that this clause (g) shall not apply to any representation or warranty contained in this Agreement to the extent that such representation or warranty expressly addresses consequences resulting from the execution or performance of this Agreement or the consummation or pendency of the Transactions;
(h)any action taken or refrained from being taken by the Company or any of its Subsidiaries at the written request of Parent or which Parent has expressly approved or consented to in writing following the date of this Agreement or which the Company or such Subsidiary of the Company did not take on account of withheld consent from Parent;
(i)any failure by the Company or any of its Subsidiaries to meet (i) any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (ii) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure in the foregoing subclause (i) or (ii) may be taken into account in determining whether there has been a Company Material Adverse Effect);
(j)any decline in the market price of the Shares (it being understood that the facts or occurrences giving rise to or contributing to a decline in the market price of the Shares may be deemed to constitute, or be taken into account in determining whether there has been a Company Material Adverse Effect);
(k)the identity of the Parent Parties or the Affiliates thereof, the respective financing sources of or investors in any of the foregoing, or any communication or announcement by any of the foregoing of the respective plan or intentions of any of the foregoing, with respect to the Company, its Subsidiaries or their business;
(l)any breach by the Parent Parties of this Agreement;

(m)any litigation arising from allegations by stockholders of the Company of any breach of fiduciary duty or violation of applicable Law relating to this Agreement or the Transactions; and
(n)the availability or cost of equity, debt or other financing to the Parent Parties or their Affiliates.
except, in each case of clauses (a) through (f), to the extent that such fact, circumstance, event, change, effect or occurrence has had a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred. For the purposes of Section 7.2(c), “Company Material Adverse Effect” excludes any fact, circumstance, event, change, effect or occurrence that (x) is disclosed in the Company Disclosure Letter or (y) any Company SEC Documents (but excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section thereof to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature (but including any such information that is factual in nature)) filed or furnished and publicly available prior to the Agreement Date where the applicability of the disclosure in such Company SEC Document is reasonably apparent on its face.
“Company Product” means, as of any date of reference, any product that is being developed, manufactured, marketed, sold or distributed by the Company or any of its Subsidiaries.
“Company Stock Plans” means the Company’s (i) 2015 Equity and Incentive Compensation Plan and (ii) 2020 Equity and Incentive Compensation Plan, each as may be amended from time to time, and each a “Company Stock Plan.”
“Company Stockholders” means the holders of shares of Company Stock.
“Confidentiality Agreement” means that certain Confidentiality Agreement, dated July 29, 2022, between the Company and Parent.
“Contract” means any legally binding agreement, lease, sublease, license, contract, note, bond, mortgage, indenture, deed of trust, franchise, concession, arrangement, obligation or other instrument (whether written or oral).
“Controlled Group” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company or (ii) which together with the Company is treated as a single employer under Section 414(t) of the Code.
“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof) or associated epidemics, pandemic or disease outbreaks.
“COVID-19 Measures” means, as applicable to a Party or its Subsidiaries, (i) any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19 and (ii) such other measures taken by such Party and/or any of its Subsidiaries to the extent determined in good faith by such Party to be reasonably necessary to avoid or mitigate material risk of physical injury or harm to any human Person (or to otherwise protect or preserve the health or safety of any human Person) or a material financial loss or damage to such Party or its Subsidiaries in connection with or in response to COVID-19 or any other global or regional health event.
“Data Protection Laws” means all applicable Laws pertaining to data protection, data privacy, data security, cybersecurity and cross-border data transfer.
“Data Protection Orders” means Orders issued or applicable to the collection, access, use, storage, disclosure, transmission or cross-border transfer of Personal Information.
“Data Protection Requirements” means (i) Data Protection Laws; (ii) Privacy Policies, and (iii) Data Protection Orders.
“Encumbrance” means any pledge of real or personal property, mortgage, lien, deed of trust, right of retention, ownership right, easement or right of way, security interest, restriction on use, hypothecation, right of others, adverse claim, title defect, title retention agreement, voting trust agreement, option, installment purchase agreement, right of first refusal, right of preemption or right of acquisition, or other restriction or limitation.
“Environmental Laws” means all Laws relating to (a) pollution or the protection, restoration or remediation of, or prevention of harm to, the environment or the protection of the natural environment, including natural resources, (b) the protection of human health and safety as it pertains to exposure to Materials of Environmental Concern, (c) the manufacture, processing, registration, distribution, formulation, packaging or labeling of Materials of Environmental Concern or products containing Materials of Environmental Concern, (d) the transport or handling, use, presence, generation, treatment, incineration, landfilling, milling, storage, disposal, Release or threatened Release of or exposure to any Materials of Environmental Concern or (e) recordkeeping, notification, disclosure and reporting requirements respecting Materials of Environmental Concern.
“FDI Laws” means applicable Laws governing investments by certain Persons in strategic business sectors, including those raising national security considerations, in any country where the Company or any of its Subsidiaries do business.
“Financing Sources” means the parties to the Financing Documents other than the Parent Parties and their Affiliates, together with, to the extent alternative financing from alternative parties is obtained in accordance with this Agreement, any such alternative parties and, in each case, any joinder agreements relating thereto.
“Fraud” means a Party’s actual, knowing and intentional common law fraud under the Laws of the State of Delaware, as finally determined in a non-appealable Order by a court of competent jurisdiction, in the making of the representations and warranties contained in Article III or Article IV and will require an affirmative showing of, inter alia, (i) actual (as opposed to constructive) knowledge of a Party in making an intentional misrepresentation set forth in Article III or Article IV, as applicable, (ii) the express intention of such Party that another Party rely on such misrepresentation to its detriment and (iii) such other Party’s actual and justifiable reliance thereon to its detriment. For purposes of this Agreement, “Fraud” does not and will not include equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence or recklessness.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Incidental IP Contracts” means (i) non-exclusive licenses, sublicenses, releases, covenants not to sue or similar rights to rights in Intellectual Property entered into between a

Person and its service providers, customers or vendors, (ii) Contracts with stockholders, directors, officers, employees, contractors and other representatives of a Person that assign rights in Intellectual Property from such individuals to such Person, or (iii) Contracts that include licenses for generally commercially available Software, in each case of clause (a), clause (b) and clause (c) that are entered into in the ordinary course of business.
“Indebtedness” means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured and (b) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.
“Intellectual Property” means United States or foreign intellectual property, including (i) patents and patent applications, together with all reissues, continuations, continuations-in-part, divisionals, provisionals, extensions and reexaminations thereof, (ii) Trademarks, (iii) copyrights and copyrightable works and all applications and registrations in connection with any of the foregoing, (iv) Trade Secrets, (v) Software (including databases and related documentation), (vi) uniform resource locators, web site addresses and Internet domain names, and registrations therefor, (vii) moral and economic rights of authors and inventors and (viii) all other intellectual property or proprietary rights whether now known or hereafter recognized in any jurisdiction.
“International Trade Laws” means any of the following: (a) any Laws concerning the importation of merchandise or items (including technology, services, and software), including but not limited to those administered by U.S. Customs and Border Protection or the U.S. Department of Commerce, (b) any Laws concerning the exportation or re-exportation of items (including technology, services, and software), including but not limited to those administered by the U.S. Department of Commerce or the U.S. Department of State, or (c) any economic sanctions administered by OFAC, the U.S. State Department, the United Nations, Canada, the European Union or the United Kingdom.
“IRS” means the Internal Revenue Service.
“IT Assets” means all information technology systems, networks, computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, desktop applications, server-based applications, mobile applications, cloud services, platforms, dashboards, portals, services and products, files, databases, and all data, information and Intellectual Property associated therewith or otherwise Processed in connection therewith, and all other information technology equipment, as well as all associated documentation.
“Knowledge” means (i) with respect to the Parent Parties, the actual knowledge (without independent inquiry or investigation) of any one or more of the persons identified on Section 10.2(i) of the Parent Disclosure Letter and (ii) with respect to the Company, the actual knowledge (without independent inquiry or investigation) of any one or more of the persons identified on Section 10.2(ii) of the Company Disclosure Letter.
“Law” means any international, national, federal, state or local law, including common law, statute, code, ordinance, constitution, treaty, convention, regulation or rule or other similar requirements of any Governmental Entity.
“Leased Real Property” means the real property that is the subject of the applicable Lease.

“Leases” means all leases, subleases or other occupancy arrangement pursuant to which the Company or any of its Subsidiaries is a party or has a right to use the real property owned by another Person as of the Agreement Date.
“made available”, when used with respect to any information, material, data, document or other item of disclosure relating (i) to the Company or its Subsidiaries, means such information, material, data, document or other item of disclosure in the form provided by the Company or its Representatives as (A) uploaded to the virtual data room entitled “Project Phoenix” and established by the Company with Intralinks in connection with the Transactions, (B) delivered to Parent or one of its Representatives via e-mail or hard copy form, or (C) publicly filed with the SEC by the Company, and (ii) to Parent or its Subsidiaries, means such information, material, data, document or other item of disclosure in the form provided by Parent or its Representatives as delivered to the Company or one of its Representatives via e-mail or hard copy form.
“Material Customer” means the ten (10) largest customers of the Company and the Company’s Subsidiaries, taken as a whole (measured by the aggregate dollar amount of revenues recognized by the Company and its Subsidiaries during the twelve (12) months ended on the Agreement Date.
“Material Supplier” means the ten (10) largest suppliers of the Company and the Company’s Subsidiaries, taken as a whole (measured by the aggregate dollar amount of payments made by the Company and its Subsidiaries during the twelve (12) months ended on the Agreement Date.
“Materials of Environmental Concern” means any (i) material, substance, chemical, or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, explosive, corrosive, flammable, infectious, carcinogenic, mutagenic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Environmental Law, (ii)  substance that requires removal or remediation under any Environmental Law or (iii) substance that can give rise to liability under any Environmental Law or the presence of which requires investigation, clean up, removal, abatement, remediation or other corrective or remedial action under any Environmental Laws, (iv) hazardous, acutely hazardous, or toxic substance or waste or any other substance, in each case, as defined by or regulated under Environmental Laws.
“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.
“Order” means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Entity.
“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by or on behalf of the Company or any of its Subsidiaries.
“Owned Real Property” means all real parcels owned by the Company or any of its Subsidiaries as of the Agreement Date.
“Parent Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that prevents, materially delays or materially impairs the ability of the Parent Parties to comply with their respective obligations under this Agreement or to consummate the Transactions.

“Permitted Encumbrances” means: (i) Encumbrances that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings, (ii) Encumbrances imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business, (iii) pledges or deposits to secure appropriate obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (iv) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances imposed upon the Company arising or incurred in the ordinary course of business, in each case for sums not yet due and payable or due, but not delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the most recent financial statements contained in the Company SEC Documents, (v) Encumbrances that relate to zoning, entitlement and other land use and Environmental Laws, (vi) other imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to or use of real property, (vii) utility easements for electricity, gas, water, sanitary sewer, surface water drainage or other general easements granted to Governmental Entities in the ordinary course of developing or operating any Site, (viii) any Laws affecting any Site, (ix) any utility company rights, easements or franchises for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the Sites, (x) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway and (xi) as to any Intellectual Property, non-exclusive licenses granted to customers, distributors, suppliers and other business partners in the ordinary course of business; provided, however, that none of the foregoing, individually or in the aggregate, materially adversely affects the continued use of the property to which they relate in the conduct of the business currently conducted thereon.
“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
“Personal Information” means any (i) data and information that, whether alone or in combination with any other data or information, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked with a natural Person, system or device; or (ii) data or information considered “personal information,” “personally identifiable information”, “individually identifiable health information,” “protected health information, “user data”, “customer data”, “sensitive data”, “individual data”, “personal financial information” or “personal data” (or similar term) under applicable Laws.
“Preferred Stock Certificate of Designations” means the Certificate of Designations, Preferences and Rights of Series B Preferred Stock of Horizon Global Corporation, dated June 27, 2022.
“Privacy Policies” means all published and posted policies, procedures, agreements and notices relating to the collection, use, storage disclosure, destruction, or cross-border transfer of Personal Information.
“Process” or “Processing” means the collection, use, storage, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Redemption Price” has the meaning ascribed to it in the Preferred Stock Certificate of Designations, as in effect as of the date hereof.

“Release” means any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, vapor, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of through or in the air, soil, surface water, groundwater or property.
“Representative” means, with respect to any Person, its officers, directors, consultants, agents, financial advisors, investment bankers, lenders, attorneys, accountants, agents and other advisors or representatives and employees, excluding, solely with respect to the Company for the purposes of Sections 5.2(a)-(f), employees that are not (i) senior management-level employees or (ii) acting at the direction of or under authority delegated by the Company or such senior management-level employees.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“Security Breach” means any suspected or actual breach of security, violation of any security policy, or unauthorized access, acquisition, use, loss, alteration, denial or loss of use, destruction, compromise, or disclosure of Personal Information, Protected Health Information (as defined by HIPAA), or other confidential data transmitted, stored or otherwise Processed by a Party.
“Shares” means the shares of Company Stock.
“Site” means each location where the Company or any Subsidiary of the Company conducts business, including each Owned Real Property and Leased Real Property.
“Software” means any and all computer programs, including operating system and applications software, implementations of algorithms, and program interfaces, whether in source code or object code form and all documentation, including user manuals relating to the foregoing.
“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature, and (d) such Person is not insolvent under applicable Law. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.
“Subsidiary” means, with respect to any party, any foreign or domestic corporation or other entity, whether incorporated or unincorporated, of which (a) such party or any other Subsidiary of such party is a general partner; (b) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such corporation or other entity is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries or (c) at least a majority of the equity securities or other equity interests is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries.
“Superior Proposal” means a Takeover Proposal (except that, for purposes of this definition, the references in the definition of “Takeover Proposal” to “20%” are replaced by “50%”) made by a Person on terms that the Company Board or a duly formed and authorized committee thereof determines in its good faith judgment, after consultation with financial advisors and legal counsel, taking into account all factors and matters deemed relevant in good faith by the Company Board, including financial, legal, regulatory and any other aspects of the transaction described in such proposal (including any termination fees, expense reimbursement provisions and conditions to consummation), and after taking into account any changes to the terms of this Agreement irrevocably proposed in writing by Parent in response to such Superior Proposal pursuant to, and in accordance with, Section 5.2(f) would, if consummated, be more favorable from a financial point of view to the holders of Company Common Stock than the Transactions.
“Takeover Proposal” means, other than the Transactions, any inquiry, offer or proposal by a Third Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) relating to (a) any acquisition or purchase, direct or indirect (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock or other equity interests or otherwise), of any business or assets of the Company or any of its Subsidiaries constituting 20% or more of the fair value of the consolidated revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (b) any issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or “group” of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair value of the consolidated revenues, net income or assets of the Company, (c) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Third Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) beneficially owning, directly or indirectly, or having the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of any class of equity or voting securities or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of, the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair value of the consolidated assets of the Company, (d) a merger, consolidation, share exchange, business combination, asset sale, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries pursuant to which (y) any Third Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) would own, directly or indirectly, 20% or more of the aggregate voting power of the Company or any successor or parent company thereto after giving effect to the consummation of such transaction, or (z) stockholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the equity interests of the surviving or resulting entity of such transaction or (e) any combination of the foregoing.
“Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.
“Tax Return” or “Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Third Person” means any Person or “group” (within the meaning of Section 13(d) of the Exchange Act), other than (i) the Company or any of its Affiliates or (ii) Parent, Merger Sub or any their respective Affiliates.
“Trade Secrets” means inventions and discoveries (whether patentable or not), industrial designs, trade secrets, confidential information and know-how, processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists, supplier lists and any other proprietary information, to the extent that such items are treated as “trade secrets” under applicable Law.
“Trademarks” means trademarks, service marks, brand names, certification marks, symbols, logos, trade names, corporate names, trade dress, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith.
“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.
“Warrant” means a warrant to purchase Shares pursuant to a warrant agreement or otherwise, outstanding immediately prior to the Effective Time.
“Warrantholder” means a holder of a Warrant.
“Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of any covenant or agreement set forth in this Agreement. A failure by the any of the Parties for any reason whatsoever to consummate the Merger and the other Transactions in circumstances where the conditions precedent to the such Party(ies)’ obligations to consummate the Merger and the other Transactions set forth in Section 7.1 have been satisfied, or, to the extent permitted by applicable Law, waived (other than any such conditions that by their nature cannot be satisfied until the Closing) shall be deemed a Willful Breach.
Section 10.3    Other Definitional and Interpretative Provisions. The following provisions are to be applied wherever appropriate herein: (i) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words will refer to this Agreement in its entirety and not solely to the particular portion of this Agreement in which any such word is used; (ii) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or the plural; (iii) wherever used herein, any pronoun or pronouns are deemed to include both the singular and plural and to cover all genders; (iv) all accounting terms not specifically defined herein are to be construed in accordance with GAAP; (v) this Agreement is deemed to have been drafted by the Parties and this Agreement may not be construed against any Party as the principal draftsperson hereof; (vi) any references herein to a particular Section, Article, Annex or Exhibit means a Section or Article of, or an Annex or Exhibit to, this Agreement unless another agreement is specified; (vii) any reference in this Agreement to any Contract (including this Agreement), statute or regulation, will be considered a reference to, except as context may otherwise require, the Contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of a Contract, to the extent permitted by the terms thereof) and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder; (viii) each of the Company Disclosure Letter and Parent Disclosure Letter is incorporated herein by reference and is considered part of this Agreement; (ix) the headings in this Agreement are for convenience of identification only and are not intended to describe, interpret, define or limit the scope, extent, or intent of this Agreement or any provision hereof; (x) “including” means “including, without limitation”; (xi) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (xii) reference to “dollars” or “$” is deemed reference to the lawful money of the United States of America; and (xiii) any reference in this Agreement to a date or time is deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified. Any capitalized terms used in any Annex or Exhibit, in the Company Disclosure Letter or in the Parent Disclosure Letter but not otherwise defined therein, has the meaning as defined in this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, the entirety of this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Where Article V or Article VI provides that a Party is to perform or comply with an obligation or agreement contained therein, such provision may not be construed as such Party providing a guaranty or warranty with respect to such performance or compliance but will be construed as requiring such Party to perform or comply to the extent within its control.
[Signatures on Following Page.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized as of the date first written above.

PARENT:
First Brands Group, LLC,
a Delaware limited liability company
By: /s/ Michael Baker
Name: Michael Baker
Title: Chief Corporate Strategy Officer
MERGER SUB:
PHX Merger Sub, Inc.,
a Delaware corporation
By: /s/ Michael Baker
Name: Michael Baker
Title: Chief Corporate Strategy Officer
COMPANY:
Horizon Global Corporation,
a Delaware corporation
By: /s/ John Kennedy
Name: John Kennedy
Title: Chief Executive Officer

ANNEX I

Offer conditions

Notwithstanding any other provision of the Agreement or the Offer and in addition to (and not in limitation of) Merger Sub’s right to extend and amend the Offer pursuant to the provisions of the Agreement, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or pay for any shares of Company Stock validly tendered and not properly withdrawn pursuant to the Offer (and are therefore accepted for payment or paid for) unless all of the following conditions have been satisfied or waived by Parent (to the extent permitted by applicable Laws) at the scheduled Expiration Time:

(a)    Minimum Tender Condition. (i) The number of shares of Company Common Stock validly tendered (and not properly withdrawn) prior to the Expiration Time (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such terms are defined by Section 251(h) of the DGCL), together with the shares of Company Common Stock, if any, then owned by Parent, Merger Sub or any of their Affiliates represent a majority of the total number of shares of Company Common Stock outstanding at the Expiration Time (this clause (i) the “Minimum Tender Condition”); and (ii) all of the shares of Company Preferred Stock outstanding at the Expiration Time shall have been validly tendered (and not withdrawn) prior to the Expiration Time.

(b)    Restraints. (i) There shall not have been issued by an Governmental Entity of competent jurisdiction, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order (“Restraint”) preventing consummation of the Offer or the Merger and (ii) no Law shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Offer or the Merger.

(c)    Government Approvals. All filings with or permits, clearances, authorizations, consents, orders or approvals of or expirations of waiting periods required under any applicable Antitrust Laws shall have been made, obtained or occurred.

(d)    Representations and Warranties. (i) The representations and warranties set forth in Section 3.1(a) and (d) (Organization; Subsidiaries), Section 3.2 (Authorization; Validity of Agreement; Company Action), Section 3.3(a) and Section 3.3(b) (other than clause (ii)(B) thereof) (Consents and Approvals; No Violations), Section 3.19 (Opinion of Financial Advisor), Section 3.20 (Brokers or Finders) and Section 3.21 (State Takeover Statutes), shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) in all material respects as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties set forth in Section 3.4(a) (Capitalization) shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) in all respects (other than any such failure to be so true and correct that is de minimis in nature and extent) as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of an earlier date, in which case as of such earlier date), (iii) the representations and warranties set forth in the second sentence of Section 3.6 (Absence of Certain Changes) shall be true and correct in all respects, (iv) all other representations and warranties of the Company set forth herein shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications contained therein) in all respects as of and as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a Company Material

Adverse Effect, and (v) Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to the effect of the foregoing clauses (i) through (iv).

(e)    Compliance with Covenants. (i) The Company shall have complied with or performed in all material respects its obligations, agreements and covenants required to be complied with or performed by it prior to the Expiration Time under the Agreement, and (ii) Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(f)    No Termination of Agreement. The Agreement shall not have been validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, other than the Minimum Tender Condition, may be waived by Parent and Merger Sub, in whole or in part, at any time and from time to time in their respective sole discretion, in each case subject to the terms and conditions of this Agreement and to the extent permitted by applicable Law. The failure by Parent, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement to which it is annexed unless specifically defined in this Annex I.

EXHIBIT A

Form of Certificate of Incorporation of the Surviving Corporation

EXHIBIT B

Form of Bylaws of the Surviving Corporation